Exhibit 99.2

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,

THIS PRO FORMA VALUATION REPORT IS BEING FILED IN PAPER PURSUANT

TO A CONTINUING HARDSHIP EXEMPTION.

PRO FORMA VALUATION REPORT

WESTFIELD FINANCIAL, INC.

HOLDING COMPANY FOR

WESTFIELD BANK

Westfield, Massachusetts

Dated As Of:

August 4, 2006

Prepared By:

RP® Financial, LC.

1700 North Moore Street

Suite 2210

Arlington, Virginia 22209

RP® FINANCIAL, LC.

Financial Services Industry Consultants

August 4, 2006

Board of Directors

Westfield MHC

Westfield Financial, Inc.

Westfield Bank

141 Elm Street

Westfield, Massachusetts 01085-2980

Members of the Boards of Directors:

At your request, we have completed and hereby provide an independent appraisal (“Appraisal”) of the estimated pro forma market value of the common stock to be issued by Westfield Financial, Inc., Westfield, Massachusetts (“Westfield Financial” or the “Company”) in connection with the mutual-to-stock conversion of Westfield, MHC (the “MHC”). The MHC currently has a majority ownership interest in, and its principal asset consists of, approximately 57.65% of the common stock of Westfield Financial (the “MHC Shares”), the mid-tier holding company for Westfield Bank, Westfield, Massachusetts (the “Bank”). The remaining 42.35% of Westfield Financial’s common stock is owned by public stockholders. Westfield Financial, which completed its initial public stock offering on December 27, 2001, owns 100% of the common stock of the Bank. It is our understanding that Westfield Financial will offer its stock, representing the majority ownership interest held by the MHC, in a subscription offering to Eligible Account Holders, Supplemental Eligible Account Holders and Other Members. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering to Westfield Financial Stockholders as of the Record Date, members of the local community and the public at large.

This Appraisal is furnished pursuant to the requirements of the Code of Federal Regulations 563b.7 and has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” of the Office of Thrift Supervision (“OTS”), which have been adopted in practice by the Federal Deposit Insurance Corporation (“FDIC”).

Plan of Conversion and Stock Issuance

On June 20, 2006, the respective Boards of Directors of the MHC, the Company and the Bank adopted a Plan of Conversion and Stock Issuance (the “Plan”), pursuant to which the organization will convert from the two-tier mutual holding company structure to the full stock holding company structure and undertake a second-step conversion. Pursuant to the Plan, Westfield Financial, which owns 100% of the Bank, will be succeeded by a new Massachusetts corporation named New Westfield Financial, which will change its name to Westfield Financial after the completion of the conversion. As part of the conversion, the Company will sell shares of common stock in an offering that will represent the ownership interest in Westfield Financial

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210	Telephone: (703) 528-1700
Arlington, VA 22209	Fax No.: (703) 528-1788

Boards of Directors

August 4,2006

currently owned by the MHC. As of June 30, 2006, the MHC’s ownership interest in Westfield Financial approximated 57.65%. The Company will also issue shares of its common stock to the public stockholders of Westfield Financial pursuant to an exchange ratio that will result in the public shareholders owning the same aggregate percentage of the newly issued Westfield Financial common stock as owned immediately prior to the conversion. As of June 30, 2006, the public stockholders’ ownership interest in Westfield Financial approximated 42.35%.

RP® Financial, LC.

RP® Financial, LC. (“RP Financial”) is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal, we are independent of the Company, the Bank, the MHC and the other parties engaged by the Bank or the Company to assist in the stock conversion process.

Valuation Methodology

In preparing our Appraisal, we have reviewed the regulatory applications of Westfield Financial, the Bank and the MHC, including the prospectus as filed with the OTS and the Securities and Exchange Commission (“SEC”). We have conducted a financial analysis of Westfield Financial, the Bank and the MHC that has included a review of audited financial information for fiscal years ended December 31, 2001 through 2005 and interim financial results through June 30, 2006, a review of various unaudited information and internal financial reports through June 30, 2006, and due diligence related discussions with Westfield Financial’s management; Wolf & Company, P.C., Westfield Financial’s independent auditor; Thacher Proffitt & Wood LLP, Westfield Financial’s conversion counsel; and Keefe Bruyette & Woods & Co., Westfield Financial’s marketing advisor in connection with the stock offering. All assumptions and conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which Westfield Financial operates and have assessed Westfield Financial’s relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment for financial institutions and analyzed the potential impact on Westfield Financial and the industry as a whole. We have analyzed the potential effects of the stock conversion on Westfield Financial’s operating characteristics and financial performance as they relate to the pro forma market value of Westfield Financial. We have analyzed the assets held by the MHC, which will be consolidated with Westfield Financial’s assets and equity pursuant to the completion of conversion. We have reviewed the economic and demographic characteristics of the Company’s primary market area. We have compared Westfield Financial’s financial performance and condition with selected

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August 4,2006

publicly-traded thrifts in accordance with the Valuation Guidelines, as well as all publicly-traded thrifts and thrift holding companies. We have reviewed the current conditions in the securities markets in general and the market for thrift stocks in particular, including the market for existing thrift issues, initial public offerings by thrifts and thrift holding companies, and second-step conversion offerings. We have excluded from such analyses thrifts subject to announced or rumored acquisition, and/or institutions that exhibit other unusual characteristics.

The Appraisal is based on Westfield Financial’s representation that the information contained in the regulatory applications and additional information furnished to us by Westfield Financial and its independent auditor, legal counsel and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by Westfield Financial, or its independent auditor, legal counsel and other authorized agents nor did we independently value the assets or liabilities of Westfield Financial. The valuation considers Westfield Financial only as a going concern and should not be considered as an indication of Westfield Financial’s liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for Westfield Financial and for all thrifts and their holding companies. Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the value of Westfield Financial’s stock alone. It is our understanding that there are no current plans for selling control of Westfield Financial following completion of the second-step stock offering. To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which Westfield Financial’s common stock, immediately upon completion of the second-step stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of August 4, 2006, the estimated aggregate pro forma valuation of the shares to be issued in the conversion of the MHC, including: (1) newly-issued shares representing the MHC’s ownership interest in Westfield Financial, and (2) exchange shares issued to existing public shareholders of Westfield Financial, was $260,201,130 at the midpoint, equal to 26,020,113 shares at a per share value of $10.00. The resulting range of value pursuant to regulatory guidelines and the corresponding number of shares based on the Board approved $10.00 per share offering price is set forth below.

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August 4,2006

	Total Shares	Offering Shares	Exchange Shares Issued to the Public Shareholders	Exchange Ratio
				(x)
Shares
Supermaximum	34,411,599	19,837,500	14,574,099	3.53774
Maximum	29,923,130	17,250,000	12,673,130	3.07629
Midpoint	26,020,113	15,000,000	11,020,113	2.67504
Minimum	22,117,096	12,750,000	9,367,096	2.27378

Distribution of Shares
Supermaximum	100.00%	57.65%	42.35%
Maximum	100.00%	57.65%	42.35%
Midpoint	100.00%	57.65%	42.35%
Minimum	100.00%	57.65%	42.35%

Aggregate Market Value(1)
Supermaximum	$344,115,990	$198,375,000	$145,740,990
Maximum	299,231,300	172,500,000	126,731,300
Midpoint	260,201,130	150,000,000	110,201,130
Minimum	221,170,960	127,500,000	93,670,960

(1)	Based on offering price of $10.00 per share.

Establishment of the Exchange Ratio

OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares of Westfield Financial stock as a fully converted company. The Board of Directors of the MHC has independently determined the exchange ratio. The determined exchange ratio has been designed to preserve the current aggregate percentage ownership in Westfield Financial equal to 42.35% as of June 30, 2006. The exchange ratio to be received by the existing minority shareholders of Westfield Financial will be determined at the end of the offering, based on the total number of shares sold in the subscription and community offerings. Based upon this calculation, and the valuation conclusion and offering range concluded above, the exchange ratio would be 2.27378 shares, 2.67504 shares, 3.07629 shares and 3.53774 shares of newly issued shares of Westfield Financial stock for each share of stock held by the public shareholders at the minimum, midpoint, maximum and supermaximum of the offering range, respectively. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public stockholders or on the proposed exchange ratio.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal reflects only a valuation range as of this date for the pro forma market value of Westfield Financial immediately upon issuance of the stock and does not take into

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August 4,2006

account any trading activity with respect to the purchase and sale of common stock in the secondary market following the completion of the second-step offering.

RP Financial’s valuation was based on the financial condition, operations and shares outstanding of Westfield Financial as of June 30, 2006, the date of the financial data included in the prospectus. The proposed exchange ratio to be received by the current public stockholders of Westfield Financial and the exchange of the public shares for newly issued shares of Westfield Financial common stock as a full public company was determined independently by the Boards of Directors of the MHC, Westfield Financial and the Bank. RP Financial expresses no opinion on the proposed exchange ratio to public stockholders or the exchange of public shares for newly issued shares.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its client institutions.

This valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of Westfield Financial, management policies, and current conditions in the equity markets for thrift shares, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such

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August 4,2006

new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update. The valuation will also be updated at the completion of Westfield Financial’s stock offering.

Respectfully submitted,

RP® FINANCIAL, LC.

/s/ William E. Pommerening
William E. Pommerening
Chief Executive Officer

/s/ James P. Hennessey
James P. Hennessey
Senior Vice President

RP® Financial, LC.

TABLE OF CONTENTS

WESTFIELD FINANCIAL, INC.

Westfield, Massachusetts

DESCRIPTION	PAGE NUMBER

OVERVIEW AND FINANCIAL ANALYSIS
CHAPTER ONE
Introduction	1.1
Plan of Conversion and Stock Issuance	1.2
Purpose for the Reorganization	1.3
Strategic Overview	1.4
Balance Sheet Trends	1.6
Income and Expense Trends	1.11
Interest Rate Risk Management	1.15
Lending Activities and Strategy	1.16
Asset Quality	1.21
Subsidiary	1.23
Legal Proceedings	1.23

MARKET AREA ANALYSIS
CHAPTER TWO
Introduction	2.1
Market Area Demographics	2.2
Economy	2.3
Competition	2.6
Market Area Deposit Characteristics	2.7

PEER GROUP ANALYSIS
CHAPTER THREE
Peer Group Selection	3.1
Financial Condition	3.5
Income and Expense Components	3.7
Loan Composition	3.10
Credit Risk	3.11
Interest Rate Risk	3.11
Summary	3.12

RP® Financial, LC.

TABLE OF CONTENTS

WESTFIELD FINANCIAL, INC.

Westfield, Massachusetts

(continued)

DESCRIPTION	PAGE NUMBER

VALUATION ANALYSIS
CHAPTER FOUR
Introduction	4.1
Appraisal Guidelines	4.1
RP Financial Approach to the Valuation	4.1
Valuation Analysis	4.2
1. Financial Condition	4.3
2. Profitability, Growth and Viability of Earnings	4.4
3. Asset Growth	4.6
4. Primary Market Area	4.6
5. Dividends	4.7
6. Liquidity of the Shares	4.8
7. Marketing of the Issue	4.9
A. The Public Market	4.9
B. The New Issue Market	4.15
C. The Acquisition Market	4.16
D. Trading in Westfield Financial’s Stock	4.17
8. Management	4.17
9. Effect of Government Regulation and Regulatory Reform	4.18
Summary of Adjustments	4.18
Valuation Approaches	4.19
Comparison to Recent Offerings	4.22
Valuation Conclusion	4.22
Establishment of the Exchange Ratio	4.23

RP® Financial, LC.

LIST OF TABLES

WESTFIELD FINANCIAL, INC.

Westfield, Massachusetts

TABLE NUMBER	DESCRIPTION	PAGE
1.1	Historical Balance Sheets	1.6
1.2	Historical Income Statements	1.11

2.1	Map of Branch Locations	2.1
2.2	Summary Demographic/Economic Information	2.2
2.3	Hampden County Employment Sectors	2.4
2.4	Top Ten Largest Employers in Hampden County as of 2005	2.5
2.5	Market Area Unemployment Trends	2.5
2.6	Largest Competitors in the Hampden County Market	2.7
2.7	Deposit Summary	2.7

3.1	Peer Group of Publicly-Traded Thrifts	3.2
3.2	Balance Sheet Composition and Growth Rates	3.5
3.3	Income as a Percent of Average Assets and Yields, Costs, Spreads	3.7
3.4	Loan Portfolio Composition and Related Information	3.10
3.5	Credit Risk Measures and Related Information	3.11
3.6	Interest Rate Risk Measures and Net Interest Income Volatility	3.11

4.1	Peer Group Market Area Comparative Analysis	4.7
4.2	Pricing Characteristics and After-Market Trends	4.16
4.3	Public Market Pricing	4.21

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Page 1.1

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

Westfield Mutual Holding Company

Westfield Mutual Holding Company (the “MHC”) is a federally-chartered mutual holding company regulated by the regulated by the Office of Thrift Supervision. The MHC was formed in 1995 in conjunction with the mutual holding company reorganization of Westfield Bank, Westfield, Massachusetts, (“Westfield Bank” or the “Bank”); no stock was issued in the mutual holding company formation. In the mutual holding company reorganization, Westfield Bank reorganized to the stock form of ownership and issued all of its outstanding shares to the MHC.

In November 2001, the MHC reorganized into a two tier structure with two levels of holding companies: a “mid-tier” stock holding company and a “top-tier” mutual holding company. In connection with the reorganization, Westfield Financial which is the mid-tier subsidiary (Westfield Financial or the “Company”) sold a minority ownership interest to the public while the MHC retained a majority ownership interest.

Westfield Financial, Inc.

Westfield Financial is a Massachusetts-chartered stock holding company organized in November 2001 in connection with the reorganization of Westfield Mutual Holding Company. On December 27, 2001, Westfield Financial sold 4,972,600 shares of its common stock to eligible depositors of Westfield Bank. Net proceeds of the stock offering were $47.7 million. The reorganization of Westfield Mutual Holding Company and the related stock offering by Westfield Financial were completed on December 27, 2001. The common stock of Westfield Financial trades on the American Stock Exchange under the symbol “WFD”.

Westfield Bank

Westfield Bank (“Westfield Bank” or the “Bank”), founded in 1853, is a federally-chartered stock savings bank that conducts operations out of its headquarters office

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in Westfield, Massachusetts, and a total of nine branch offices including three in Westfield and two in Springfield, and one each in West Springfield, Southwick, East Longmeadow, Agawam and Holyoke (see map in Exhibit I-1). The Bank’s deposit and lending activities have been conducted primarily in the Pioneer Valley region of Western Massachusetts as well as in nearby areas of northern Connecticut.

Westfield Bank is a market leader among financial institutions in western Massachusetts ranking fourth in total deposit balances in Hampden County and maintains a significant force in the commercial lending market, particularly for the small to mid-sized businesses which it has targeted. Although established over 140 years ago, the majority of asset growth and branch expansion has occurred since the early 1970s, including the acquisition of two offices properties from another commercial bank in 2000. The Bank’s strong financial image coupled with the recent emphasis on commercial loan products has enabled the Bank to maintain a stable asset base notwithstanding ongoing decline of the balance of residential mortgage loans.

Westfield Bank’s deposits are insured up to the regulatory maximums by the Federal Deposit Insurance Corporation (“FDIC”) and the Bank’s primary regulator is the Office of Thrift Supervision (“OTS”).

Plan of Conversion and Stock Issuance

On June 20, 2006, the respective Boards of Directors of the MHC, the Company and the Bank adopted a Plan of Conversion and Stock Issuance (the “Plan”), pursuant to which the organization will convert from the two-tier mutual holding company structure to the full stock holding company structure and undertake a second-step conversion. In the second-step conversion, the Company will sell shares of common stock in an offering (the “Second Step Conversion” or the “Offering”) that will represent the ownership interest in Westfield Financial currently owned by the MHC. As of June 30, 2006, the MHC’s ownership interest in Westfield Financial approximated 57.65%. The Company will also issue shares of its common stock to the public stockholders of Westfield Financial pursuant to an exchange ratio that will result in the public shareholders owning the same aggregate percentage of the newly issued Westfield

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Financial common stock as owned immediately prior to the conversion. As of June 30, 2006, the public stockholders’ ownership interest in Westfield Financial approximated 42.35%.

Purpose for the Reorganization

A key component of the Company’s business plan is to complete a second-step conversion offering. In particular, the additional equity capital raised in the conversion will provide a larger capital cushion for growth, including possible growth through acquisitions of local thrifts, commercial banks or other financial service providers. As a fully-converted institution, it is contemplated that the ability to offer Company stock as consideration in any acquisition will facilitate increased opportunities to grow through acquisition. The capital realized from the stock offering will increase the Company’s operating flexibility with regard to expanding market presence through establishing additional branches, increase liquidity to support funding of future loan growth and other interest-earning assets and reduce interest rate risk as the result of reducing the level of interest-bearing liabilities funding assets. An added benefit of the Bank’s increased capital will be the increased regulatory loans-to-borrower limit as the Company seeks to build commercial account relationships, including some very large relationships. The projected use of stock proceeds is highlighted below.

•	The Company. The Company is expected to retain up to 50% of the net conversion proceeds. At present, Company funds, net of the loan to the ESOP, are expected to be invested initially into investment securities consistent with the Bank’s current composition (i.e., U.S. Agency securities and high quality corporate and mortgage-related securities with laddered maturities and durations typically no longer than five years) Over time, Company funds are anticipated to be utilized for various corporate purposes, possibly including acquisitions, infusing additional equity into the Bank, repurchases of common stock, and the payment of regular and/or special cash dividends.

•

The Bank. The balance of the net offering proceeds will be infused into the Bank in exchange for all of the Bank’s newly-issued stock. The increase in the Bank’s capital will be less, as the amount to be borrowed by the ESOP to fund a 4% stock purchase will be accounted for as a contra-equity. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank are anticipated to become part of general operating funds, and are expected to initially be invested in

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short-term investments pending longer term deployment, i.e., funding lending activities, purchasing MBS and for general corporate purposes.

On a pro forma basis, Westfield Bank will maintain a strong capital position. The Board has determined to pursue a strategy of controlled retail growth in its Massachusetts markets and may possibly undertake wholesale leveraging strategies with the objective of enhancing earnings per share. The Bank also will continue to evaluate potential de novo branching opportunities and will consider purchasing branches and branch deposits and/or other financial institutions should such opportunities become available. Asset growth is expected to be funded through internal deposit growth, branching and borrowings. The Company may also consider various capital management strategies if appropriate to assist in the long-run objective of increasing return on equity.

Strategic Overview

Throughout much of its corporate history, Westfield Financial’s strategic focus has been that of a community oriented financial institution with a primary focus on meeting the borrowing and savings needs of its local customers in Western Massachusetts. In this regard, throughout the early 1990s, Westfield Financial pursued a traditional residential lending strategy, with the substantial majority of loans deployed into residential mortgage loans. Commencing in the early 1990s, the Company reevaluated the core residential mortgage lending business and determined that the potential profit opportunities in its traditional business line were limited, particularly as government sponsored enterprises (“GSEs”) such as Freddie Mac and Fannie Mae have dominated the market for conforming residential mortgage loans. Furthermore, the level of competition for residential lending provided by other local financial institutions, mortgage bankers and brokers has also proven to be substantial.

As a result, management began to reengineer the Company’s operations to a community-oriented institution emphasizing service, its local orientation and a comparatively broader array of commercial and consumer products and services. In particular, Westfield Financial has implemented a niche operating strategy whereby it is seeking to serve the deposit, credit and other financial services requirements of the many small to mid-sized local businesses, which are

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believed to be inadequately served by the larger commercial banks that traditionally dominated this market segment. In this regard, the Company has sought to promote itself as the local alternative to these larger out-of-market institutions, differentiating itself from the competition by emphasizing a high level of service and by the employment of a credit review and approval process which is undertaken locally with a relatively rapid turnaround.

Due to the increased commercial lending emphasis and establishment of the commercial loan department in 1994, management developed extensive policies and procedures pertaining to credit standards and the administration of commercial accounts. Currently, Westfield Financial employs a total of eight commercial loan officers as well as additional support staff (credit analysts, collections officers, etc.), which has facilitated growth of commercial account relationships. The impact of the Company’s emphasis on the development of commercial account relationships is reflected in the changing composition of the loan portfolio; commercial mortgage and commercial and industrial loans (“C&I”) increased from $146.4 million (35.1% of loans) in fiscal 2001 to $273.8 million (70.0% of loans) as of June 30, 2006.

While residential mortgage lending has historically been a significant lending emphasis, the Company has largely deemphasized such lending since 2001. In this regard, the Company currently refers residential mortgage loan applicants to a third party mortgage banker and the Company has not typically availed itself of the right to purchase such loans back from the third party originator. The Company will typically purchase local adjustable rate loans, however, the majority of its recent residential mortgage loan referrals have consisted of longer term fixed rate mortgage loans; the Company has been unwilling to accept the interest rate risk associated with such loans. As a result, 1-4 family residential mortgage loans have declined from 47.9% of total loans as of the end of fiscal 2001, to 26.7% of total loans as of June 30, 2006. The balance of the loan portfolio consists of modest amounts of home equity and consumer non-mortgage loans.

The majority of the balance of interest-earning assets (“IEA”) is invested in U.S. agency obligations, corporate securities and mortgage-backed securities (“MBS”). The majority of the Company’s investment portfolio is classified as available for sale (“AFS”) and the maturity of most of the securities in the portfolio is less than five years or less.

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Retail deposits have consistently served as the primary funding liability for the Company, while borrowings have been used to a limited degree, both in conjunction with a commercial checking account program offered by the Company as well as for asset-liability management and liquidity purposes. The majority of Westfield Financial’s depositors reside or conduct business in areas proximate to Westfield Financial’s offices in western Massachusetts.

Management expects that the future activities of the Company will continue to focus on products and services which are expected to enhance the Company’s long-term asset and earnings growth potential as well as shareholder value. Specifically, the largest segment of Westfield Financial’s business will continue to be an orientation towards retail deposit products and retail banking services, with the Company continue to focus on the development of commercial account relationships, both in its traditional markets in western Massachusetts with possible expansion into northern Connecticut.

Balance Sheet Trends

Growth Trends

Table 1.1 shows the Company’s historical balance sheets from December 31, 2001, to June 30, 2006. [Table 1.1 is omitted. It has been filed in paper.] Over this period, the Company’s asset base increased at a modest 1.0% annual rate reflecting that shrinkage of the loan portfolio was more than offset by growth of the portfolio of investment and mortgage-backed securities (“MBS”). In this regard, from fiscal 2001 to fiscal 2002, the balance of loans diminished while the balance of MBS increased. Loans diminished in fiscal 2002 as the Company essentially ceased originating residential mortgage loans and the increase in commercial mortgage loans was comparatively modest and thus, was insufficient to offset the reduction in the balance of residential mortgage loans. Accordingly, management sought to offset the impact of loan portfolio shrinkage by significantly increasing the investment in MBS in fiscal 2002.

Subsequent asset growth trends reflect a different pattern. Specifically, since the end of fiscal 2002, the balance of loans receivable has trended upward while the balance of cash, investments and MBS has diminished modestly, resulting in comparatively limited growth

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overall for the five and one-half year period shown in Table 1.1. Importantly, significant changes have occurred within the Company’s loan portfolio over this timeframe as the balance of residential mortgage loans have declined by nearly 50% (i.e., as the Company has ceased originating and purchases have been limited) which has been more than offset by growth of commercial mortgage and C&I loans. The growth in commercial loans has been attributable to the employment of eight commercial loan officers responsible for originating commercial loans and additional support staff in the credit administration and collections areas. The Company expects that it will continue to focus on developing new commercial account relationships in the future with the objective of building the commercial loan portfolio as well as increasing commercial deposit accounts.

The Company’s assets are funded primarily through deposits and to a lesser extent equity. Westfield Financial has periodically utilized FHLB of Boston advances. The Company’s customer repurchase agreements are associated with a cash management program introduced for the Company’s commercial customers, which essentially converts liquid funds in a customer’s checking account into a collateralized borrowing on an overnight basis.

From year end 2001 through June 30, 2006, the Company’s equity declined at an annual rate of 2.8%. The slight decline in capital was attributable to dividend payments and stock repurchases exceeding retained earnings for the period. Accordingly, the Company’s equity-to-assets ratio declined from 16.8% at year end 2001 to 14.12% at June 30, 2006, which was well in excess of required capital levels and the Company’s own minimum capital targets.

Loans Receivable

Loans receivable totaled $386.5 million, or 47.3% of total assets, as of June 30, 2006, which reflects modest growth since the end of fiscal 2002, both in dollar terms and as a percent of total assets. Currently, the largest segment of the loan portfolio consists of commercial mortgages and C&I loans, which together comprised approximately 70.0% of total loans, as of June 30, 2006. The increase in the commercial loan portfolio has been undertaken in conjunction with the expanded marketing efforts toward commercial accounts including the development of deposit account relationships and cash management and other services.

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Commercial real estate loans generally have adjustable rates with repricing dates of five years or less however, occasionally repricing dates may be a long as ten years. C&I loans generally have terms of seven years or less, but on a select basis, may have terms of up to ten years. The majority of C&I loan have either adjustable rates or shorter terms if they are fixed rate owing to interest rate risk management considerations.

One-to-four family mortgage loans comprise the next largest segment of the loan portfolio, equal to 26.0% of total loans as of June 30, 2006. The residential mortgage loan portfolio consists primarily of adjustable rate mortgage (“ARM”) loans, including hybrid ARMs which are fixed for the first 3-5 years and adjustable thereafter. As stated previously, the Company ceased internally originating residential mortgage loans in 2001 in favor of external origination sources whereby the Company purchases ARM loans originated by one or more third party originators and receive a referral fee for fixed rate loans. In this fashion, the Company has been able to offer a full line of loan products while limiting its overhead infrastructure. In addition, the Company has historically, and may continue in the future, to purchase loans from other lenders within its local market as well as in more populous areas of eastern Massachusetts. In this regard, the Company has found that such loan purchases from within Massachusetts but outside of the local competitive market provide more favorable yield and other characteristics relative to loans originated locally.

The last major segment of the loan portfolio consists of consumer loans, comprised primarily of auto loans as well as home equity loans. Overall, home equity loans totaled $9.7 million (2.5% of loans) as of June 30, 2006, while non-mortgage consumer loans totaled $6.0 million (1.5% of loans) at the same date. In aggregate, such loans equaled 4.0% of total loans reflecting the relatively limited emphasis accorded by the Company.

Investment and Mortgage Backed Securities

The intent of the Company’s investment policy is to provide adequate liquidity, to generate a favorable return on excess investable funds and to support the established credit and interest rate risk objectives. The ratio of cash and investments to assets increased from fiscal 2001 to fiscal 2002, to offset the impact of declining loan balances. Subsequently, the balance of

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investments has diminished modestly as the Company has been focused on restructuring the loan portfolio to include more commercial mortgage and C&I loans.

As of June 30, 2006, the Company’s portfolio of cash and cash equivalents totaled $17.5 million, equal to 2.1% of assets. Investment securities available for sale (“AFS”) totaled $35.2 million, equal to 4.3% of assets (see Exhibit I-3 for the investment portfolio composition) while investment securities held-to-maturity (“HTM”) totaled $75.4 million, equal to 9.2% of assets. As of June 30, 2006, the largest segment of the investment securities portfolio ($74.9 million market value) was composed of U.S. agency securities while the balance ($30.2 million) was comprised of municipal bonds. The U.S. agency investment securities predominately have maturities of less than five years, although Westfield Financial also invests in adjustable rate securities with maturities of up to 15 years. The municipal bonds in the investment portfolio are issued by cities and towns in Massachusetts and are AAA rated by Moody’s, Standard and Poor’s, or Fitch. These securities generally have maturities between 7 and 20 years, however, many have earlier call dates. All the municipal bonds in the Company’s portfolio are classified as HTM. The Bank also maintains permissible investments in FHLB stock and mutual funds qualifying as a permissible investment by OTS.

MBS available for sale totaled $104.0 million, equal to 12.7% of assets while MBS held-to-maturity totaled $152.4 million, equal to 18.6% of assets. Westfield Financial’s MBSs, which are directly or indirectly insured or guaranteed by Freddie Mac, Ginnie Mae or Fannie Mae or are rated AAA, consist of both fixed rate and adjustable rate securities, primarily with average lives of less than five years.

The types of investments are not expected to change significantly over the course of the near-term, but the overall mix may change based on market conditions, asset/liability objectives, interest rate risk position and the level of proceeds from the stock offering. The offering proceeds are expected to be initially invested in investment securities and MBS. In addition, the Company anticipates engaging in wholesale leveraging to leverage the capital raised in the offering as the retail franchise continues to grow.

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Bank Owned Life Insurance

As of June 30, 2006, the balance of bank owned life insurance (“BOLI”) totaled $20.2 million, which reflects growth over the last five fiscal years owing to increases in the cash surrender value of the policies. The balance of the BOLI reflects the value of life insurance contracts on selected members of the Bank’s management and has been purchased with the intent to offset various benefit program expenses on a tax advantaged basis. The increase in the cash surrender value of the BOLI is recognized as an addition to non-interest income on an annual basis.

Funding Structure

The Company’s assets are funded primarily by deposits, and to a lesser extent borrowings and equity, and no major changes with respect to the funding structure are currently anticipated. Since 2001, the total deposit balance reflects nominal change. CDs comprised the largest component of the Company’s deposit base, equaling 58.4% of total deposits as of June 30, 2006. The Company’s deposit composition remained relatively stable from fiscal 2003 to fiscal 2005, with the only substantive change being growth of NOW accounts and diminishing balances of money market accounts. Over the six months ended June 30, 2006, the proportion of CDs to total deposits increased as higher interest rates led customers to lock in the yield on term funds.

The Company has increasingly utilized borrowed funds, with the majority of borrowings consisting of FHLB advances. As of June 30, 2006, borrowed funds totaled $45.0 million (in the form of FHLB advances), representing 5.5% of total assets. The Company typically utilizes borrowings: (1) when such funds are priced attractively relative to deposits; (2) to lengthen the duration of liabilities; (3) to enhance earnings when attractive revenue enhancement opportunities arise; and (4) to generate additional liquid funds, if required. The FHLB advances currently reflected on the Company’s balance sheet are fixed rate fixed term advances taken down primarily for interest rate risk management purposes.

The other source of borrowings consists of customer repurchase agreements which totaled $14.4 million, equal to 1.8% of total assets as of June 30, 2006. Such borrowings largely reflect the overnight deposit funds of commercial customers; retail repurchase agreements are

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essentially a commercial sweep account which provides a mechanism for commercial customers to earn interest on short term funds which would otherwise be invested in a non-interest bearing checking account.

Equity Capital

Earnings since year end 2001 have been more than offset by the impact of the Company’s capital management strategies, including the payment of dividends and share repurchases. As a result, the Company’s equity had diminished to $115.5 million, equal to 14.1% of assets as of June 30, 2006. The addition of net offering proceeds will serve to further strengthen the Company’s capital position. Accumulated other comprehensive loss of $1.8 million represented 1.6% of total equity at June 30, 2006, representing unrealized losses on investment securities classified as available for sale.

Income and Expense Trends

The Company’s net income has ranged from $3.7 million in fiscal 2003, or 0.45% of average assets, to $6.3 million, or 0.79% of average assets in fiscal 2004 (see Table 1.2). [Table 1.2 is omitted. It has been filed in paper.] For the twelve months ended June 30, 2006, the Company’s net income equaled $5.9 million, or 0.72% of average assets. The Company’s profitability was adversely impacted by net non-operating expenses in fiscal 2002 and 2003 (i.e., a securities portfolio restructuring expense in fiscal 2002 and a tax settlement expense with the state, offset by gains on securities sales, which netted to a $1.2 million expense). Earnings increased in fiscal 2004 reflecting an improvement in the Bank’s net interest margin, primarily owing to a significant reduction in the Company’s cost of funds. However, net income has trended downward modestly in fiscal 2005 and through the twelve months ended June 30, 2006, as net interest income eroded and the Company’s operating costs continued to increase. These trends are described in greater detail below.

Net Interest Income

The Company’s net interest income has fluctuated over the last five fiscal years in response to changing interest rates, fluctuating balances of interest-earning assets (“IEA”), and

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gradual restructuring of the loan and deposit portfolios to include a higher proportion of commercial loan and deposit accounts. Net interest income diminished in fiscal 2003, relative to the fiscal 2002 level, as a result of spread compression experienced as the yield on assets diminished more rapidly than the Company’s cost of funds; the investment in BOLI in 2003 was also a factor as it effectively converted interest income on the approximate $16 million investment to fee income for financial reporting purposes. This trend reversed in fiscal 2004 as the cost of funds declined more rapidly than the yield on IEA while the flattening yield curve environment experienced in fiscal 2005 and the first six month of fiscal 2006 caused the Company to experience modest spread compression. As a result, net interest income diminished modestly commencing in fiscal 2005 relative to prior period levels.

Details regarding the Company’s yields, costs and spreads are included as Exhibit I-4 and reflect the trends discussed above for fiscal 2003 through fiscal 2005, and for the six months ended June 30, 2006. Specifically, the Company’s interest rate spread increased from 2.55% in fiscal 2003, to 2.94% in fiscal 2004 and declining modestly by 4 basis points in fiscal 2005. For the six months ended June 30, 2006, the Company’s interest rate spread had diminished to 2.73% representing a 17 basis points decline relative to the fiscal 2005 level. The initial reinvestment of the offering proceeds should increase net interest income; however, the impact on Westfield Financial’s interest rate spread is expected to be comparatively modest given the reinvestment yields anticipated.

Loan Loss Provisions

Provisions for loan losses have typically been limited reflecting the Company’s relatively strong asset quality historically and the secured nature of the loan portfolio; the majority of the loan portfolio is secured by real estate collateral in the Company’s local market area, which represents a relatively strong real estate market. Going forward, the Company will continue to evaluate the adequacy of the level of allowances for loan losses (“ALLs”) on a regular basis, and establish additional loan loss provisions in accordance with the Company’s asset classification and loss reserve policies.

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For the 12 months ended June 30, 2006, loan loss provisions totaled $475,000, or 0.06% of average assets, which is below the level for the prior three fiscal years. The level of loan loss provisions reflects relatively strong asset quality and an absence of significant chargeoffs, which has resulted in the balance of ALLs increasing to cover estimated losses in the loan portfolio, which also increased modestly.

Non-Interest Income

The contribution from non-interest income (before net gains) has increased over the last five fiscal years, from $1.7 million, equal to 0.24% of average assets in fiscal 2001, to $3.5 million, equal to 0.44% of average assets for the twelve months ended June 30, 2006. The Company’s non-interest income is generated from several sources, including the investment in BOLI, and from the core deposit base, in the form of various fees and charges on deposit accounts and transactions. A smaller portion of this income is obtained from other financial services including safe deposit box rentals.

The Company continually seeks to build the level of non-interest fee income to enhance its overall profitability. In this regard, the introduction of an overdraft protection plan on checking accounts was a factor in the increase in non-interest fee income between fiscal 2004 and 2005. Similarly, the investment in BOLI increased fee income commencing in fiscal 2003.

Notwithstanding the recent growth in non-interest income, the ratio of non-interest income to average assets remains low in comparison to industry averages due in part to competitive conditions prevailing locally. Management will seek to increase the level of non-interest fee income by continuing to expand fee generating commercial loan and deposit relationships; however, growth in the level of non-interest operating income is expected to be gradual.

Operating Expenses

The Company’s operating expenses have increased in recent years due to modest asset growth and the emphasis placed on building commercial account relationships. In particular, cost increases have been associated with expanded commercial lending activities and the need to

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maintain compensation levels in line with the market in a highly competitive banking environment. Similarly, increasing medical insurance premiums have also been a factor in increasing compensation costs. Reflecting the foregoing, operating expenses have increased from $15.9 million, or 2.22% of average assets in fiscal 2001, to $18.8 million, or 2.30% of average assets, for the 12 months ended June 30, 2006.

Operating expenses are expected to increase on a post-offering basis primarily as a result of the expense of the stock-related benefit plans. At the same time, continued balance sheet growth and reinvestment of the offering proceeds should largely offset the anticipated expense increase.

Non-Operating Income and Expense

Non-operating income and expenses have had a varying impact on earnings over the last five fiscal years. The components of non-operating income and expense have consisted of: (1) gains and losses on the sale or write-down of securities; and (2) the fiscal 2003 expense related to a settlement of outstanding issues with regard to prior years corporate income taxes.

In particular, the write-down on certain equity securities was particularly notable in fiscal 2002 ($1.75 million expense, equal to 0.22% of average assets), while gains on the sale of securities were reported in other fiscal years between fiscal 2001 and 2004. The gains realized in fiscal 2004 were primarily the result of the Company selling its common stock portfolio in order to comply with OTS regulations. In contrast, gains and losses on the sale of securities were comparatively modest in fiscal 2005, equal to $19,000, and there were no non-operating gains and losses reported by the Company for the twelve months ended June 30, 2006.

The Company also reported a non-recurring expense related to a settlement agreement entered into with the Massachusetts Department of Revenue to settle the issue related to taxes owed on dividends received from Westfield Bank’s REIT subsidiary in 2002 and prior tax years. Under the agreement, Westfield Financial paid 50% of the amount owed including interest, which amount to a charge of approximately $1.45 million for state taxes, interest and penalties, net of a federal benefit.

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Taxes

The Company’s tax rate was in the 33% to 35% range in fiscal 2001 and fiscal 2003. The Bank adopted several tax planning strategies including the BOLI investment as well as investment in non-taxable municipal securities which have subsequently reduced the effective tax rate to a range of 24% to 29%, and the effective tax rate was 25.51% for the twelve months ended June 30, 2006.

Efficiency Ratio

The Company’s efficiency ratio improved from fiscal 2003 to fiscal 2004, from 71.50% to 66.99%, reflecting the underlying strengthening of core earnings, primarily resulting from improvements to the net interest margin. The Company’s efficiency ratio has subsequently increased (i.e., become less favorable) over the last eighteen months largely due to (1) the increase in the operating expense ratio as the Bank expanded and pursued diversification and (2) a concurrent reduction in the ratio of net interest income due to spread compression. Specifically, the efficiency ratio increased from 67.0% in fiscal 2004 to 69.2% for the 12 months ended June 30, 2006. On a post-offering basis, the efficiency ratio may show some slight improvement, as the benefit of reinvesting the proceeds from the Offering will be offset to an extent by the increased expense of the stock benefit plans.

Interest Rate Risk Management

Westfield Financial’s June 30, 2006 Net Interest Income (“NII”) analysis shows that NII would increase modestly if interest rates move down by 100 basis points but diminish modestly if interest rates increase. Importantly, the change in net interest income over the twelve month period following June 30, 2006, would approximate -0.4% pursuant to a 300 basis point instantaneous and permanent increase in rates (see Exhibit I-6 for details).

The foregoing NII analysis indicates limited interest rate risk exposure. Westfield Financial manages interest rate risk primarily from the asset side of the balance sheet, by focusing asset investments on shorter term or adjustable rate loans as well as short to intermediate term investment securities. Strategies undertaken with respect to liabilities include

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attempting to market longer term CDs and marketing lower cost transaction accounts. Additionally, Westfield Financial seeks to maintain a strong capital ratio which provides for a favorable level of interest-earning assets relative to interest-bearing liabilities while also seeking to maintain strong credit quality.

The completion of the Offering should further facilitate management efforts to further control interest rate risk, as the conversion proceeds can be reinvested to enhance core earnings and as the Company’s ratio of interest-earning assets to interest-bearing liabilities is improved.

Lending Activities and Strategy

As previously described, the Company has developed and implemented a niche lending strategy where the Company is primarily focused on serving commercial customers in Western Massachusetts. In this regard, beginning in 1994, the Company formed a commercial loan department with experienced local lenders with the objective of effectively serving the many small to mid-sized businesses which are believed to be underserved by local competition, such as Bank of America and Banknorth. Conversely, consumer non-mortgage loans, home equity loans and 1-4 family mortgage loans are primarily offered to customers with the objective of being able to provide a full range of services rather and are not targeted for significant growth. Details regarding Westfield Financial’s loan portfolio composition are included as Exhibits I-7, I-8 and I-9.

Commercial Lending

Since the formation of the commercial loan department in 1994, the Company has gradually increased its lending staff to eight seasoned loan officers and one business development manager, all of whom had enjoyed success at other local financial institutions. The Company has also assembled a staff of five professionals in the credit administration area and four professionals in collections. The Company has further supported growth of the commercial loan portfolio by locating branches in areas considered to be attractive commercial lending markets. In the future, the Company will be implementing a remote data capture capability to enhance the ability to serve markets outside of the branch service area, including northern Connecticut.

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Westfield Financial has identified commercial lending as a profitable niche for the future as many small to mid-sized local businesses are believed to be inadequately served by the larger institutions. In this regard, the Company has effectively promoted itself as the local alternative to these larger institutions. The Company seeks to differentiate itself from these larger competitors by emphasizing a high level of service and through a credit review and approval process which is done locally with a relatively rapid turnaround.

Westfield Financial’s marketing strategy with respect to commercial focuses on attracting and maintaining the entire banking relationship. Most commercial borrowers also maintain a commercial deposit at the Company. Westfield Financial seeks to provide complementary commercial products and services, including an equipment leasing program with a third party vendor, a variety of commercial deposit accounts, cash management services, internet banking, sweep accounts, a broad ATM network and night deposit services. Commercial loan officers are based in its main and branch offices, and Westfield Financial continually evaluates branch expansion and acquisition opportunities as a means of expanding its base of commercial accounts.

The Company offers commercial loans to sole proprietorships, professional partnerships and various other small businesses. The types of commercial loans offered include mortgage loans (owner occupied primarily), lines of credit, business term loans (for equipment, working capital). Most line of credit and business term loans are secured by real estate and other assets such as inventory, equipment or accounts receivable. Unsecured business loans, which are made infrequently, are generally reserved for customers with very strong financial conditions and a demonstrated capacity to repay their obligations.

As a result of the increased emphasis on commercial lending, C&I loans have increased to $104.5 million, or 26.7% of total loans as of June 30, 2006, while commercial mortgage loans have increased to $169.3 million, or 43.3% of loans. The nature of the commercial lending business involves the Company in some relatively large credit relationships. The largest commercial real estate loan relationship had an outstanding balance of $12.0 million as of June 30, 2006, while the largest C&I loan relationship had an aggregate balance of $15.4 million as of June 30, 2006.

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Commercial and multi-family mortgage loans are generally made to local borrowers and/or are secured by local properties. Commercial real estate/multi-family loans are generally extended up to an 85% loan-to-value (“LTV”) ratio and require a debt-coverage ratio of at least 1.15 times. Multi-family mortgage loans comprise a relatively small portion of the overall portfolio, as the Company has found this market to be highly competitive given the concentration of small savings banks locally.

Residential Lending

As of June 30, 2006, residential mortgage loans equaled $101.8 million, or 26.0% of total loans. As discussed previously, the Company has substantially outsourced its loan origination function to a third party mortgage banker and merely receives a referral fee for assisting the customer in filling out the loan application and forwarding it to the mortgage banker. Management believes that this strategy has enabled Westfield Financial to better direct its efforts toward building commercial account relationships that are believed to be more profitable. Additionally, the Company’s customers have been provided competitive rates and broader product offerings than if Westfield Financial conducted such lending internally.

The Company has historically supplemented internally originated residential loans with purchased loans secured by properties in eastern Massachusetts. The Company has developed relationships with a number of financial institutions and mortgage bankers located in the more densely populated eastern portion of the state whereby it purchases loans or small pools of loans on a periodic basis. Given the level of competition in its primary market, the Company has generally found the yields to be higher in other less competitive nearby markets in Massachusetts. The Company may continue such purchases in the future with the level of purchases dependent on such factors as available liquidity, cost of funds and the yield of the purchased loans. The Company’s general philosophy will be to purchase adjustable rate loans including hybrid ARMs which are fixed for the first 3 or 5 years of the loan and adjustable thereafter. All purchased loans will be re-underwritten in accordance with Westfield Company’s loan policies and procedures by the Company’s salaried staff.

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As indicated above, Westfield Financial’s general philosophy with respect to residential mortgage loan investments will be consistent with the strategy in place for the last four years. Specifically, the Company will seek to purchase adjustable rate loans including hybrid adjustable-rate mortgages (“ARMs”) which are fixed for the first 3 or 5 years of the loan and adjustable thereafter. All purchased loans are re-underwritten in accordance with Westfield Company’s loan policies and procedures by the Company’s salaried staff. Westfield Financial will typically purchase one-to-four family loans up to a loan-to-value (“LTV”) ratio of 95.0%, with private mortgage insurance (“PMI”) being required for loans in excess of a 80.0% LTV ratio. Underwriting standards are typical of conventional loan underwriting standards used throughout the industry. The Company also purchases non-conforming loans providing the borrower and collateral property meet its underwriting guidelines and the yield is sufficient to compensate the Company for the perceived incremental risk of the loan, relative to a conforming mortgage loan. Substantially all of the 1-4 family mortgage loans originated/purchased historically by Westfield Company and those which will be purchased prospectively are secured by properties in Massachusetts.

The Company will purchase one-to-four family loans up to a LTV ratio of 95.0%, with private mortgage insurance (“PMI”) being required for loans in excess of an 80.0% LTV ratio. The Company’s underwriting standards are typical of conventional loan underwriting standards used throughout the industry. The Company will purchase non-conforming loans providing the borrower and collateral property meet its underwriting guidelines and the yield is sufficient to compensate the Company for the perceived incremental risk of the loan, relative to a conforming mortgage loan. Substantially all of the 1-4 family mortgage loans originated/purchased historically by Westfield Financial and those which will be purchased prospectively are secured by properties in Massachusetts.

As a complement to the 1-4 family permanent mortgage lending activities, the Company also offers home equity loans, including fixed rate amortizing term loans as well as variable rate lines of credit. The Company obtains PMI at its own expense on all home equity loans with LTV ratios in excess of 80%. As of June 30, 2006, second mortgage loans and home equity lines of credit totaled $9.7 million, equal to 2.5% of total loans.

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Construction Lending

Construction lending has been a modest component of the Company’s lending activity and, as of June 30, 2006, construction loans totaled $18.4 million, with the balance included in the balance of outstanding residential or commercial mortgage loans. Construction loans are most frequently originated for the purpose of constructing detached single family houses or single family townhomes and condominiums as well as commercial structures. Westfield Financial frequently makes construction loans with the objective of making the end loan, particularly with respect to commercial construction loans. Westfield Financial offers two principal types of construction loans: speculative construction loans (“spec loans”) to approximately 10 approved builders and developers; and construction/permanent loans to property owners which are converted to permanent loans at the end of the construction phase. Westfield Financial originates construction loans up to a LTV ratio of 80%. The number of spec loans extended to a builder at one time is dependent upon the financial strength and credit history of the builder. Westfield Financial’s construction loan program is expected to remain an active lending area given the prior success and profitability of the program.

Consumer Lending

The consumer loan portfolio consists primarily of automobile loans, supplemented by unsecured personal loans (made primarily to existing customers), deposit overdraft credit lines, and passbook loans. As of June 30, 2006, consumer loans totaled $6.0 million, or 1.5% of total loans.

Automobile loans currently represent the largest portion of its consumer loan portfolio. The Company offers fixed–rate automobile loans on a direct basis with terms of up to 60 months for new and recent model used cars and up to 48 months for older model used cars. Westfield Financial will make such loans up to 100% of the vehicle purchase price on new cars and up to 100% of the NADA retail value of used cars.

In the future, the overall portfolio balances of consumer loans will remain modest in comparison to commercial mortgage and C&I loans, as these loan types will primarily be offered as a convenience to existing customers.

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Loan Originations, Purchases and Sales

Exhibit I-10 which shows the Company’s loan originations/purchases, repayments and sales over the past three fiscal years, highlights the Company’s recent emphasis on commercial mortgage and C&I lending. In this regard, commercial mortgage and C&I loan originations totaled $101.8 million, equal to 86.2% of all loan originations in fiscal 2005, and $31.8 million, equal to 74.8% of total loan originations for the six months ended June 30, 2006.

Loan purchases have consisted solely of 1-4 family permanent residential loans which the Company has utilized to achieve targeted portfolio balance objectives. Purchases were comparatively more significant in fiscal 2003 and 2004 ($11.4 million and $35.0 million, respectively). Loan purchases totaled only $1.2 million in fiscal 2005 and $10.5 million for the first six months of fiscal 2006. The Company has not had any loan sales over the last three fiscal years.

Asset Quality

The Company’s asset quality has historically been strong and the level of non-performing assets (“NPAs”) is low currently. As of June 30, 2006, the NPA balance was $914,000, equal to 0.11% of assets, consisting solely of non-accruing loans. The ratio of allowances to total loans equaled 1.38% while reserve coverage in relation to NPAs equaled 585.6% (see Exhibit I-11).

To track the Company’s asset quality and the adequacy of valuation allowances, the Company has established detailed asset classification policies and procedures which are consistent with regulatory guidelines. Detailed asset classifications are reviewed monthly by senior management and the Board. Additionally, the Company has retained an independent loan review firm to perform an annual review of all of Westfield Financial’s C&I loans and owner occupied commercial real estate loans with balances or commitments equal or greater than $750,000. The independent loan review also encompasses commercial investment real estate loans in excess of $750,000, as well as all adversely rated loans. Pursuant to these procedures, when needed, the Company establishes additional valuation allowances to cover anticipated losses in classified or non-classified assets. Such reviews are conducted by management on at least a quarterly basis.

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Funding Composition and Strategy

As of June 30, 2006, the Company’s assets were funded primarily with deposits, and, to a lesser extent, borrowings and retained earnings. The Company’s deposit services cater to both individuals and, increasingly, commercial businesses. The Company’s deposits are primarily obtained from areas surrounding its offices. The Company relies primarily on paying competitive rates, service and long-standing relationships with customers to attract these deposits.

Deposits

As of June 30, 2006, deposits totaled $653.7 million, reflecting nominal growth from the deposit balance which prevailed as of the end of fiscal 2001. The Company has restrained deposit growth in the absence of a strong need for funds as it sought to restructure the loan portfolio to include more commercial loans rather than to increase assets.

Savings and transaction accounts comprised approximately 41.6% of total deposits, equaling $264.6 million at June 30, 2006. Savings and transaction accounts diminished modestly over the six months ended June 30, 2006, reflecting depositor preferences for longer-term funds in the higher interest rate environment currently prevailing. As of June 30, 2006, the balance of deposits totaling $371.1 million, equal to 38.4% of total deposits were in CDs, the majority of which (60.1%) have remaining maturities of one year or less. As of June 30, 2006, CDs with balances equal to or in excess of $100,000 equaled $88.6 million. The Company typically does not utilize brokered deposits as a funding strategy.

Borrowings

As of June 30, 2006, borrowed funds totaled $59.4 million, consisting primarily of FHLB advances and modest balances of customer repurchase agreements, which is a product which essentially enables the Company to offer interest on the overnight deposits of its commercial customers. The level of borrowings has increased since fiscal 2001, primarily as the Company sought to lock-in fixed rate fixed term funds for interest rate risk management purposes.

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The Company’s funding with reverse repurchase agreements are related to a program whereby the Company offers its commercial checking customers the ability to maintain a commercial interest-bearing checking account. The account is collateralized with investments held in trust by an independent third party trustee ensuring that the collateral requirements are met. As of June 30, 2006, the collateralized business checking accounts were relatively modest and had a balance of $14.4 million.

Subsidiary

The Company presently has one active subsidiary as follows.

Elm Street Securities Corporation was formed by the Company for the primary purpose of holding qualified investment securities.

Legal Proceedings

Other than the routine legal proceedings that occur in the Company’s ordinary course of business, the Company is not involved in litigation that is expected to have a material impact on the Company’s financial condition or operations.

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II. MARKET AREA ANALYSIS

Introduction

The Bank conducts operations through its main office in Westfield, Massachusetts, and nine branch offices including two in Westfield and two in Springfield, and one each in West Springfield, Southwick, East Longmeadow, Agawam and Holyoke. The markets served by the Bank’s branches are primarily suburban in character, as the Bank operates only two offices in Springfield, the Pioneer Valley primary urban market. The majority of the Bank’s activities are conducted in the largely suburban areas surrounding the Bank’s offices.

The Pioneer Valley of western Massachusetts encompasses the fourth largest metropolitan area in New England. The Springfield metropolitan statistical area (“MSA”) covers a relatively diverse area ranging from densely populated urban areas such as Springfield to outlying rural areas. A map showing the location of the Bank’s offices in Hampden County is set forth below and details regarding the Bank’s office and recent trends with respect to market interest rate levels are set forth in Exhibit II-1 and II-2, respectively.

[Table 2.1 is omitted. It has been filed in paper.]

The regional market for financial services has become increasingly competitive over the last decade following regional consolidation of financial institutions. Specifically, regional and super regional financial institutions headquartered outside of the local market have undertaken significant acquisitions locally and, as a result, Westfield is subject to significant competition from several financial institutions which have greater financial resources, market share, branch coverage, overall scope of operations and products and services offered. Moreover, many smaller financial institutions continue to operate in the Bank’s markets offering similar products and services as Westfield. The Bank has expanded its range of products and services in recent years to more effectively compete with the larger institutions, emphasizing prompt service and local decision making as a distinct advantage.

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Manufacturing has historically had a significant local presence as major manufacturing firms located within the Springfield MSA include the Milton Bradley Company, Top-Flite and Smith and Wesson, among others. While manufacturing continues to play an important role today, the local economy has become increasingly diversified due to extensive growth in the services and trade sectors. The services sector has been bolstered by employment provided by local colleges and universities, such as Westfield State College in Westfield and the University of Massachusetts at Amherst. Similarly, financial services companies based in Springfield have become important players in the regional economy, such as the Massachusetts Mutual Insurance Company.

Future growth opportunities for the Bank depend on future growth and stability of the regional economy (in particular the areas surrounding the Bank’s office locations), demographic growth trends and the nature and intensity of the competitive environment. These factors have been briefly examined in the following pages to help determine the growth potential that exists for the Bank and the relative economic health of the Bank’s market area, and the relative impact on value.

Market Area Demographics

Demographic trends in the Bank’s market are an important indicator of future growth potential. The following sections evaluate several key demographic factors impacting the market area served by Westfield, including population, number of households and household income for the U.S., Massachusetts and the Bank’s primary markets, defined as the greater Springfield Metropolitan Statistical Area (the “MSA”) and Hampden County where all the Bank’s branches are situated.

The Bank’s markets have been experiencing a growing population base (see Table 2.2 for detailed data). [Table 2.2 is omitted. It has been filed in paper.] Specifically, the population of the Springfield MSA increased modestly over the past five years, from 680,000 in 2000 to a total of 690,000 residents in 2005. Projections through 2010 provided by SNL Financial, LC indicate a continuation of population growth in the MSA, at a rate of 0.4 percent annually which is consistent with the rate of growth for Hampden County and the state as a whole but below the national growth rate. The population of Hampden County totaled 463,000 in 2005 and is projected to grow to 472,000 in 2010.

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Trends for households in the Bank’s markets indicate a slightly faster growth rate than for the population base, indicative of a decreasing average household size. Overall, in 2005, the total number of households in Hampden County approximates 179,000, which amounts to 67 percent of the total households in the Springfield MSA. Overall growth rates for Hampden County approximated 0.4% for the five year period through 2005 and were projected to total 0.5% through 2010.

Median household and per capita income levels in Hampden County and the Springfield MSA are below the state average, which is dominated by relatively high income levels prevailing in the populous Boston metropolitan area. Similarly, the median household and per capita income levels in the Bank’s markets more closely approximate but also fall below the national averages; the lower income growth rate posted by Westfield’s market has led to its comparatively lower personal and household income levels.

Economy

Currently, the services sector comprises the largest component of the regional economy of central Massachusetts. The diversification of the local economy away from its historical manufacturing roots is reflected in the data, showing that manufacturing’s 10.3 percent of total

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employment in the Pioneer Valley ranks it fourth behind services, wholesale and retail trade and government, respectively. The services sector reflects the most notable growth reflecting, in part, the growth of local colleges and universities and healthcare providers. Table 2.3 below illustrates recent employment broken down by the major employment sectors in Hampden County.

Table 2.3

Hampden County Employment Sectors (1)

Employment Sectors	% of Labor Force
Services	41.8%
Wholesale/Retail Trade	15.1
Government	14.8
Manufacturing	10.3
Finance/Insurance/Real Estate	7.8
Construction	4.7
Transportation & Utilities	3.3
Other	2.2

100.0%

(1)	As of 2003.

Source: Regional Economic Information System Bureau of Economic Analysis.

Table 2.4 provides a listing of the major employers in the Pioneer Valley. The identity of the major employers underscores the economic diversity, including health care, insurance/finance, government and manufacturing. In addition to these large employers, there are numerous smaller employers in the Pioneer Valley including a wide variety of small manufacturing businesses, many of which produce defense related products. Likewise, there are many service-oriented firms providing services to the colleges, their students. It is these smaller businesses which the Bank has targeted in its marketing efforts.

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Table 2.4

Westfield Bank

Top Ten Largest Employers in Hampden County as of 2005

Employer	City	Full-Time Employees
Baystate Health System	Springfield	9,662
U.S. Postal Service	Springfield	4,255
Big Y Supermarkets	Springfield	4,250
MassMutual Financial Group	Springfield	4,000
Sisters of Providence Health System	Springfield	2,765
Hasbro Games/Milton Bradley	East Longmeadow	1,700
Holyoke Hospital	Holyoke	1,320
Center for Human Development/Behavioral	Springfield	1,069
Verizon	Springfield	1,000
Westover Air Base	Chicopee	1,000

Source: Regional Employment Board of Hampden County.

Table 2.5 displays recent unemployment trends for the markets served by the Bank. Overall, unemployment rates in the MSA are above the national average but comparable to the state average, reflecting the higher unemployment rates in inner city Springfield (Hampden County). Importantly, unemployment rates have been increasing modestly over the past year contrary to the more favorable national trend.

Table 2.5

Westfield Bank

Market Area Unemployment Trends

Region	May 2005 Unemployment	May 2006 Unemployment
United States	5.1%	4.6%
Massachusetts	4.8	5.0
Springfield MSA	5.0	5.1
Hampden County	5.4	5.7

Source: U.S. Bureau of Labor Statistics.

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Competition

Several large bank holding companies maintain a significant local presence, and provide the Bank with strong competition in both the consumer and commercial markets. These institutions compete primarily by offering a widespread office network and broad product lines. In particular, Bank of America, TD Banknorth, Citizens and Sovereign have been among the most significant out-of-market competitors in the Hampden County area. The Bank’s marketing strategy versus these companies has generally been to present itself as the local independent alternative to these larger out-of-market institutions. In particular, the Bank emphasizes the consistent quality service it provides as well as the ability to have credit decisions made locally on an expedited basis.

As of June 30, 2005, the Bank maintained a strong market presence with 8.4 percent deposit market share, ranking it fourth in Hampden County behind larger institutions such as Bank of America and Banknorth. The Bank developed its operating strategy which capitalizes on its local orientation. In addition, recognizing the adverse population trends, the Bank has incorporated into its operating strategy the addition of commercial products and services as well as expanded consumer products and services. At the same time, the Bank enjoys greater size, resources, and more convenient branch locations to compete effectively against the many smaller community-oriented banking institutions operating in its markets.

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Table 2.6

Westfield Bank

Largest Competitors in the Hampden County Market

(Based on Deposit Data as of June 30, 2005)

Institution	No. of Offices	Deposits	Market Share
		($000)
Bank of America	23	$1,576,571	21.48%
Banknorth National Assn.	20	1,038,384	14.15
United Bank	10	751,922	10.24
Westfield Bank	10	618,311	8.42
Peoples Bank	7	553,588	7.54
Citizens Bank of Massachusetts	18	528,653	7.20
West Bank	14	435,925	5.94
Berkshire Bank	9	418,012	5.69
Hampden Bank	6	311,929	4.25
Chicopee Savings Bank	6	299,725	4.08
Country Bank for Savings	5	242,440	3.30
Bank of Western Massachusetts	4	226,224	3.08
Sovereign Bank	4	150,602	2.05
Monson Savings Bank	3	138,079	1.88
Ware Coop Bank	1	17,745	0.24
BCPBank National Assn.	1	13,533	0.18
Southbridge Savings Bank	1	10,570	0.14
North Brookfield Savings Bank	1	8,760	0.12

	141	$6,500,429	100.00%

Source: FDIC

Market Area Deposit Characteristics

Table 2.7 displays the most recently available deposit market trends in the market area from June 30, 2003 to June 30, 2005. The data reflects that the overall deposit market has been expanding over the last several years in Hampden County as the balance of total deposits has increased at a 7.2 percent annual pace, while the balance of deposits decreased at a 0.1 percent annual rate for the state overall. Deposit growth for the Bank has been lower than the market overall, decreasing at a 3.0 percent annual rate. Importantly, these figures do not include credit union deposits which are believed to total in excess of $500 million.

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III. PEER GROUP ANALYSIS

This chapter presents an analysis of Westfield Financial’s operations versus a group of comparable savings institutions (the “Peer Group”) selected from the universe of all publicly-traded savings institutions in a manner consistent with the regulatory valuation guidelines. The basis of the pro forma market valuation of Westfield Financial is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments for key differences in relation to the Peer Group. Since no Peer Group can be exactly comparable to Westfield Financial, key areas examined for differences are: financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and effect of government regulations and regulatory reform.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines. Accordingly, the Peer Group is comprised of only those publicly-traded savings institutions whose common stock is either listed on a national exchange (NYSE or AMEX), or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than non-publicly traded and closely-held institutions. Institutions that are not listed on a national exchange or NASDAQ are inappropriate, since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, mutual holding companies and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

Ideally, the Peer Group, which must have at least 10 members to comply with the regulatory valuation guidelines, should be comprised of locally or regionally-based institutions with comparable resources, strategies and financial characteristics. There are approximately 170 publicly-traded institutions nationally and, thus, it is typically the case that the Peer Group will be comprised of institutions with relatively comparable characteristics. To the extent that

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differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for the differences. Since Westfield Financial will be a full public company upon completion of the offering, we considered only full stock companies to be viable candidates for inclusion in the Peer Group. From the universe of publicly-traded thrifts, we selected eleven institutions with characteristics similar to those of the Company. In the selection process, we applied the following “screens” to the universe of all publicly traded full stock companies: New England institutions with assets between $200 million and $2.5 billion. All companies meeting the foregoing search criteria were profitable on a core basis (Legacy Bancorp reported a loss owing to the non-recurring expense related to the establishment of its charitable foundation in connection with its conversion offering in October 2005). There were two companies excluded from the Peer Group which otherwise met the foregoing selection criteria including New England Bancshares, Inc. of CT owing to the recency of its conversion transaction (completed in December 2005), and Newmil Bancorp, Inc., of CT which announced its pending acquisition by a larger financial institution in April 2006.

Table 3.1 shows the general characteristics of each of the 10 Peer Group companies. While there are expectedly some differences between the Peer Group companies and Westfield Financial, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of Westfield Financial’s financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the Peer Group as of the most recent publicly available date.

[Table 3.1 is omitted. It has been filed in paper.]

A summary description of the key characteristics of each of the Peer Group companies is detailed below.

•	Brookline Bancorp, Inc. of Massachusetts. Brookline Bancorp has $2.4 billion of total assets, being the largest of the Peer Group institutions, and operates through 15 offices in eastern Massachusetts. Enhancing the comparability to the Company, Brookline Bancorp has the highest capital ratio of any of the Peer Group companies and a lending strategy focused on commercial mortgage and C&I enhancing the overall comparability to Westfield Financial. Operating returns are above the Peer Group average but in conjunction with the very high capital ratio, provides for a return on equity (“ROE”) which is below the Peer Group average.

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•	Berkshire Hills Bancorp of Massachusetts. Berkshire Hills Bancorp reported total assets of $2.1 billion and operates through a total of 25 branch offices in western Massachusetts. Berkshire Hills Bancorp was selected for the Peer Group primarily owing to the comparability of its western Massachusetts market. Berkshire Hills Bancorp’s equity is more leveraged than the Company’s pro forma ratios and its ROA is above the Peer Group average. Berkshire Hills Bancorp’s loan and MBS portfolio included a comparatively high ratio of residential mortgage loans and MBS and NPA’s were low.

•	Benjamin Franklin Bancorp of Massachusetts. Benjamin Franklin Bancorp reported total assets of $897 million and operates through a total of 9 branch offices in eastern Massachusetts. Benjamin Franklin Bancorp completed its conversion in April 2005, enhancing the overall comparability to the Company. Benjamin Franklin Bancorp operates with a loan portfolio which is relatively comparable to the Peer Group average and relatively strong asset quality ratios, as evidenced by the limited NPAs. Earnings are comparatively modest reflecting, in part, the completion of an acquisition simultaneous with its stock conversion and the related intangible amortization expense.

•	MassBank Corp. of Massachusetts. MassBank reported $862 million of total assets generated through a branch network of 15 offices in eastern Massachusetts. MassBank’s assets reflect the lowest ratio of loans in comparison to any Peer Group company on an individual basis, while deposits constitute the majority of funding liabilities. Notwithstanding the low ratio of higher yielding loans, the ROA exceeds the comparable to the Peer Group average as a modest net interest margin is offset by a comparatively low operating expense ratio. The loan portfolio is primarily comprised of residential mortgage loans and asset quality measures are relatively favorable.

•	Legacy Bancorp of Massachusetts. Legacy Bancorp reported total assets of $808 million and operates through a total of 10 branch offices in western Massachusetts. Legacy Bancorp completed its conversion in October 2005, enhancing the overall comparability to the Company. Legacy Bancorp operates with a loan portfolio which has a relatively high proportion of residential mortgage and like the majority of the Peer Group members, NPAs are at comparatively modestly levels. Legacy Bancorp operated at a loss based on trailing twelve month basis reflecting, in part, the establishment of a charitable foundation in connection with its conversion transaction. Core operating returns are positive, albeit at moderate levels in comparison to the Peer Group average.

•

Hingham Institution for Savings of Massachusetts. Hingham Institution for Savings reported total assets equal to $663 million and operates through a total of 8 branches in eastern Massachusetts. Hingham Institution for Savings reported a comparatively high ratio of loans/assets which provided for a net interest margin which was comparable to the Peer Group average. Coupled with a relatively low

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operating expense ratio, the ROA exceeded the Peer Group average. Lending diversification is primarily achieved in commercial and multi-family mortgage lending which enhances the comparability to the Company. The asset quality ratios reflect a low balance of NPAs and loan chargeoffs have been limited over the last 12 months.

•	New Hampshire Thrift Bancshares of New Hampshire. New Hampshire Thrift Bancshares reported total assets of $637 million and operates through 17 branch offices in central New Hampshire. New Hampshire Thrift Bancshares’ balance sheet included a comparatively higher ratio of loans than the Company and Peer Group which were funded by deposits and a comparatively higher level of borrowings. Earnings were modestly above the Peer Group average and the loan portfolio reflected an emphasis on mortgage lending, including residential mortgage loans and, to a lesser extent, commercial and multi-family mortgages.

•	Central Bancorp of Massachusetts. Central Bancorp has $547 million of total assets and operates through 10 offices in eastern Massachusetts. Central Bancorp was selected for the Peer Group owing to its Massachusetts location, comparable size of the branch network, moderate level operating returns, both in terms of the ROA and ROE measures, and emphasis on mortgage lending with a diversification emphasis on commercial real estate/multi-family loans.

•	LSB Corp. of Massachusetts. LSB Corp. reported $546 million of total assets generated through a branch network of 7 offices in eastern Massachusetts and southeastern New Hampshire. Earnings approximate the Peer Group average and median while the balance sheet composition reflects a comparatively high level of investments and borrowings reflecting a wholesale leveraging strategy. Residential mortgage loans including MBS make up the largest segment of the loan portfolio with moderate diversification in commercial and multi-family mortgage lending. The asset quality ratios reflect a limited balance of NPAs and loan chargeoffs have been limited over the last 12 months.

•	Mayflower Co-operative Bank of Massachusetts. Mayflower Cooperative Bank reported total assets of $246 million and operates through 6 branch offices in eastern Massachusetts. Mayflower Co-operative generates a moderate level of profitability reflecting the benefit of a strong net interest margin which is offset by a comparatively high level of operating expenses. Similar to the Peer Group in general, NPAs are relatively low and Mayflower Cooperative’s lending operations are oriented toward residential mortgage lending with moderate diversification into commercial lending.

In aggregate, the Peer Group companies maintain a slightly higher level of capital as the industry average (11.86% of assets versus 11.47% for all public companies), generate a slightly higher level of core earnings as a percent of average assets (0.73% core ROAA versus 0.67% for all public companies), and generate a slightly higher ROE based on core earnings (7.03% core ROE versus 6.79% for all public companies). Overall, the Peer Group’s average P/B ratio was

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modestly below the respective averages for all publicly traded thrifts while the P/E multiple based on core earnings was comparable to the average for all publicly-traded thrifts.

All Publicly-Traded	Peer Group
Financial Characteristics (Averages)
Assets ($Mil)	$2,814	$974
Market Capitalization ($Mil)	$408	$183
Equity/Assets (%)	11.47%	11.86%
Core Return on Average Assets (%)	0.67%	0.73%
Core Return on Average Equity (%)	6.79%	7.03%

Pricing Ratios (Averages)(1)
Price/Core Earnings (x)	20.03	x	20.00	x
Price/Book (%)	149.82%	132.40%
Price/Tangible Book (%)	168.43%	153.47%
Price/Assets (%)	17.42%	15.37%

(1)	Based on market prices as of August 4, 2006.

Ideally, the Peer Group companies would be comparable to Westfield Financial in terms of all of the selection criteria, but the universe of publicly-traded thrifts does not provide for an appropriate number of such companies. However, in general, the companies selected for the Peer Group were fairly comparable to Westfield Financial, as will be highlighted in the following comparative analysis.

Financial Condition

Table 3.2 shows comparative balance sheet measures for Westfield Financial and the Peer Group, reflecting the expected similarities and some differences given the selection procedures outlined above. [Table 3.2 is omitted. It has been filed in paper.] The Company’s ratios reflect balances as of June 30, 2006, while the Peer Group’s ratios are as of the latest date for which financial data is publicly available (March 31 or June 30, 2006). Westfield Financial’s equity-to-assets ratio of 14.1% was above the Peer Group’s average net worth ratio of 11.9%, even before the completion of the Offering. Substantially all of the Company’s equity consisted of tangible equity while intangibles maintained by the Peer Group averaged 1.4% of assets, translating into a tangible equity-to-assets ratio of 10.5% on average for the Peer Group. The Company’s pro forma tangible capital position will increase with the addition of stock proceeds.

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The increase in Westfield Financial’s pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that may be realized through leverage and lower funding costs. At the same time, the Company’s higher pro forma capitalization will also result in a lower return on equity. Both the Company’s and the Peer Group’s capital ratios reflected capital surpluses with respect to the regulatory capital requirements.

The Company’s asset composition reflects a lower concentration of loans to assets, at 47.3% versus a 63.9% average for the Peer Group. Comparatively, the ratio of cash, investments, and MBS for the Company was higher than for the Peer Group (47.0% of assets versus 31.8% for the Peer Group). Overall, the Company’s interest-earning assets (“IEA”) approximated 94.3% of assets, which was below the comparative Peer Group ratio of 95.7%. The Company’s comparatively modest IEA ratio reflects, in part, the significant investment in BOLI by the Company, which is a non-interest earning investment (BOLI generates a return through non-interest revenues). On a pro forma basis, the Company’s IEA disadvantage is expected to diminish as the net proceeds are reinvested into IEA.

Westfield Financial’s funding liabilities reflected a funding strategy that was somewhat similar to that of the Peer Group’s. The Company’s deposits equaled 77.7% of assets, which was above the Peer Group average of 67.7%. Comparatively, borrowings accounted for a lower portion of the Company’s interest-bearing funding composition, as reflected by borrowings-to-assets ratios of 7.3% and 19.0% for Westfield Financial and the Peer Group, respectively, not including subordinated debt/trust preferred securities which average 0.6% of assets for the Peer Group (the Company did not have any such debt securities). Total interest-bearing liabilities maintained as a percent of assets equaled 85.0% for the Company, versus 87.3% for the Peer Group.

A key measure of balance sheet strength for a thrift institution is its IEA/IBL ratio. Presently, the Peer Group’s IEA/IBL ratio of 109.6% is slightly below the Company’s IEA/IBL ratio of 110.9%. The additional capital realized from stock proceeds should support an increase in Westfield Financial’s IEA/IBL ratio, as the capital realized from Westfield Financial’s stock offering will be primarily deployed into interest-earning assets.

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The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items, based on the Company’s financial data for the twelve months ended June 30, 2006, and March 31, 2006 or June 30, 2006, for the Peer Group companies. Westfield Financial posted comparatively modest asset growth in comparison to the Peer Group, at 1.95% and 4.77%, respectively. Importantly, growth rates were skewed upward by comparatively strong growth rates posted by Legacy Bancorp which completed its standard conversion over the last twelve months.

The Company’s comparatively modest growth is reflective of the intent to focus efforts on first restructuring the portfolio through expansion of commercial lending rather than merely focusing on growth of total assets. Accordingly, the Company’s loan balances diminished slightly over the last twelve months as compared to loan growth of 7.27% for the Peer Group on average. MBS, cash and investments increased at a 4.04% rate for the Company and changed by less than 1% for the Peer Group.

In terms of deposit growth, deposits increased at a 2.92% rate for Westfield Financial, which was only slightly below than the 5.15% rate of growth posted by the Peer Group. Borrowings increased at a slightly faster rate for both Westfield Financial and the Peer Group, equaling 1.28% and 5.69%, respectively.

The Company’s capital declined by 3.47% as compared to slight growth of less than 1% for the Peer Group based on the average. Reduction of the Company’s equity and the modest growth for the Peer Group reflects the adoption of dividend and capital management strategies by both the Company and the Peer Group. On a post-offering basis, the Company’s capital growth rate is expected to remain comparatively modest as the benefit of reinvestment of the Offering proceeds may be offset by the impact of the payment of dividends on all the shares outstanding (the MHC is currently waiving dividends) and as expenses may likely increase reflecting the impact of the expanded stock benefit plans.

Income and Expense Components

Westfield Financial and the Peer Group reported net income to average assets ratios of 0.72% and 0.65%, respectively (see Table 3.3), based on earnings for the twelve months ended

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June 30, 2006, for the Company and March 31, 2006 or June 30, 2006, for the Peer Group companies. [Table 3.3 is omitted. It has been filed in paper.] The Company’s earnings were relatively comparable to the Peer Group average in all key areas of core earnings. However, the Peer Group reported modestly lower operating expenses which were partially offset by its higher average tax rate. Importantly, the Peer Group’s earnings were impacted by non-operating expenses to a greater extent than the Company.

The Company’s interest income ratio fell below the Peer Group average which was offset by the lower ratio of interest expense to average assets in comparison to the Peer Group. As a result, the aggregate ratio of net interest income to average assets equaled 2.89% for both the Company and the Peer Group based on the average. The Company’s lower interest income ratio was the result of its lower yield on interest-earning assets (5.21% versus 5.32% for the Peer Group) and may likely be reflective of the lower ratio of loans-to-assets for Westfield Financial and notwithstanding its greater investment in higher yielding commercial mortgage and C&I loans. The Company’s lower interest expense ratio, 1.99% versus 2.20% of average assets for the Peer Group, reflects the Company’s higher capital ratio (i.e., the Company funds a operations out of cost-free capital to a greater extent), and more limited use of higher cost borrowed funds. Westfield Financial’s interest expense ratio is expected to diminish on a pro forma basis, as the Conversion proceeds will represent interest-free funds for the Company.

In another key area of core earnings, the Company maintained a higher level of operating expense than the Peer Group. For the period covered in Table 3.3, the Company and the Peer Group recorded operating expense to average assets ratios of 2.30% and 2.14% (average), respectively. The Company’s higher level of operating expenses can in part be attributed to the higher personnel needs that result from a funding composition with comparatively higher and lower concentrations of deposits and borrowings, respectively, relative to the Peer Group’s funding composition. Additionally, the Company has added staff to support targeted growth of commercial account relationships, which entail a comparatively significant expense in terms of compensation and the supporting infrastructure. Westfield Financial’s assets per full time equivalent employee equaled $5.3 million, which fell within the range of the Peer Group median ($5.4 million) and average ($6.3 million).

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Non-interest operating income is a relatively comparable contributor to Westfield Financial’s earnings relative to the Peer Group, based on the Company’s ratio of 0.44%, which falls within the range of the Peer Group average and median equal to 0.45% and 0.41%, respectively. The moderate earnings contribution realized from non-interest operating income realized by both the Company and the Peer Group is indicative of their principal focus on mortgage lending and limited diversification into areas that generate revenues from non-interest sources.

Westfield Financial’s efficiency ratio (operating expenses as a percent of the sum of non-interest operating income and net interest income) of 69.2% is less favorable than the Peer Group’s ratio of 65.2% based on the average. The Peer Group’s more favorable efficiency ratio, notwithstanding its lower ROA, reflects the impact of the more significant non-operating expenses. Such expenses will be excluded from core earnings for valuation purposes.

Loan loss provisions had a similar impact on Westfield Financial’s and the Peer Group’s earnings, with loan loss provisions established by the Company and the Peer Group equaling 0.06% and 0.04% of average assets, respectively. The relatively minor impact of loan loss provisions on the Company’s and the Peer Group’s earnings were indicative of their generally favorable credit quality measures. As will be discussed in the analysis with respect to their comparative credit risk exposure, the Company’s lending strategies have led to higher credit risk exposure but Westfield Financial has also established higher reserves in relation to loans to cover the potential losses.

The Peer Group’s net non-operating expenses totaled 0.12% of average assets for the twelve month period shown in Table 3.3, while non-operating income was negligible for the Company. In this regard, non-operating expenses were attributable to both losses on securities and to the expenses associated with the establishment of charitable foundations in connections with the conversion offerings by one of the Peer Group institutions. Such expenses will be eliminated from core earnings for valuation purposes as will be described in the valuation section to follow.

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The Company’s effective tax rate for the last 12 months of 25.5% is below the Peer Group average of 38.7%. The Bank expects that its effective tax rate will continue to approximate the recent historical level over the near term and thus remain at a comparative advantage relative to the Peer Group.

Loan Composition

Table 3.4 presents data related to the Company’s and the Peer Group’s loan portfolio compositions, as well as data pertaining to investment in mortgage-backed securities, loans serviced for other and risk weighted assets. [Table 3.4 is omitted. It has been filed in paper.] The information presented for the Company reflects financial data as of June 30, 2006, while the Peer Group reflects data as of March 31, 2006 or June 30, 2006. In comparison to the Peer Group, the Company maintained a greater investment in MBS based on a ratio of 31.3% of assets for the Company and 10.6% for the Peer Group on average, reflecting the Company’s efforts to leverage its capital and maintain compliance with the regulatory qualified thrift lender test. Conversely, the Peer Group was more heavily invested in 1-4 family whole mortgage loans than the Company, based on their respective ratios equal to 32.2% and 13.3% of total assets.

Diversification into higher risk types of lending was more significant for the Company than the Peer Group companies on average. Commercial real estate/multi-family loans represented the most significant area of lending diversification for the Company (18.6% of assets) followed by non-mortgage C&I loans (12.8%). Together, commercial mortgage and C&I loans approximated 31.4% of total assets and 70.0% of total loans for the Company. By comparison, commercial real estate/multi-family mortgage loans represented 18.6% of the Peer Group’s assets while non-mortgage C&I loans equaled 2.3% of assets. Together, commercial mortgage and C&I loans approximated 20.9% of total assets for the Peer Group.

Both consumer and construction loans accounted for a relatively small portion of the respective loan portfolios of the Company and the Peer Group companies on average. Notwithstanding the comparatively greater diversification into high risk-weight lending, the Company’s lower ratio of loans overall and corresponding higher level of low-risk investment

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securities and MBS translated into a modestly lower risk-weighted assets-to-assets ratio of 58.52%, as compared to the Peer Group’s average ratio of 59.06%.

Credit Risk

The ratio of NPAs/assets equaled 0.24% for the Company versus an average of 0.05% for the Peer Group as shown in Table 3.5. [Table 3.5 is omitted. It has been filed in paper.] The Company did not have an REO while REO was nominal for the Peer Group, equal to less than 1 basis point on average. The Company maintained a lower level of loss reserves as a percent of non-performing assets (585.56% versus 743.91% for the Peer Group, although complete financial data was available for only 4 of the 10 Peer Group companies in this regard). Chargeoffs were minimal for both the Company and the Peer Group.

The Company maintains allowances for loan and lease losses (“ALLL”) to total loans which exceeded the Peer Group average. Specifically, the ratio of reserves to total loans equaled 1.38% for the Company versus an average and median ratio for the Peer Group equal to 0.99% and 0.99%, respectively. The greater emphasis on higher risk commercial lending suggest that the reserve coverage ratios in comparison to the Peer Group are appropriate (i.e., the greater emphasis on commercial mortgage and C&I lending warrants greater reserve coverage in relation to total loans). Additionally, the Company’s credit risk profile has increased over the last couple of years with the more active commercial mortgage and C&I lending activity, many of which involve relatively large loan relationships. For example, the largest loan relationship as of June 30, 2006, was $15.4 million and the second largest is $12.0 million. While the Company has a track record with respect to these larger loans, the recent increase poses more uncertainty than historically.

Interest Rate Risk

Table 3.6 reflects various key ratios highlighting the relative interest rate risk exposure of the Company versus the Peer Group. [Table 3.6 is omitted. It has been filed in paper.] In terms of balance sheet composition, Westfield Financial’s interest rate risk characteristics were considered to be fairly comparable to the Peer Group’s, as the Company’s higher equity-to-assets ratio was somewhat offset by its higher level of non-interest earning assets. On a pro forma

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basis, the infusion of stock proceeds should serve to provide the Company with comparative advantages over the Peer Group’s balance sheet interest rate risk characteristics, particularly with respect to the increases that will be realized in Company’s equity-to-assets and IEA/IBL ratios.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for Westfield Financial and the Peer Group. In general, there was a similar degree of volatility reflected in the quarterly changes in the Peer Group’s net interest income ratios, based on the interest rate environment that prevailed during the period covered in Table 3.6. Moreover, the stability of the Company’s net interest margin should be enhanced by the infusion of stock proceeds, since interest rate sensitive liabilities will be funding a lower portion of the Company’s assets.

Summary

Based on the above analysis and the criteria employed in the selection of the companies for the Peer Group, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of Westfield Financial. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

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IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology used to determine Westfield Financial’s estimated pro forma market value of the common stock to be issued in conjunction with the Second Step Conversion transaction. The valuation incorporates the appraisal methodology promulgated by the Federal and state banking agencies for standard conversions and mutual holding company offerings, particularly regarding selection of the Peer Group, fundamental analysis on both the Company and the Peer Group, and determination of the Company’s pro forma market value utilizing the market value approach.

Appraisal Guidelines

The OTS written appraisal guidelines, originally released in October 1983 and updated in late-1994, and adopted by the FDIC, specify the market value methodology for estimating the pro forma market value of an institution. The valuation methodology provides for: (1) the selection of a peer group of comparable publicly-traded institutions, excluding from consideration institutions which have recently converted, subject to acquisition or in MHC form; (2) a financial and operational comparison of the subject company to the selected peer group, identifying key differences and similarities; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes “fundamental analysis” techniques. Additionally, the valuation incorporates a “technical analysis” of recently completed stock conversions, including closing

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pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a particular stock on a given day.

The pro forma market value determined herein is a preliminary value for the Company’s to-be-issued stock. Throughout the Second Step Conversion process, RP Financial will: (1) review changes in Westfield Financial’s operations and financial condition; (2) monitor Westfield Financial’s operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending conversion offerings (including those in the offering phase), both regionally and nationally. If material changes should occur during the Second Step Conversion process, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Company and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Westfield Financial’s value, or Westfield Financial’s value alone. To the extent a change in factors impacting the Company’s value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into the analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Company and the Peer Group and how those differences affect the pro forma valuation.

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Emphasis is placed on the specific strengths and weaknesses of the Company relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, including the market for new issues, to assess the impact on value of Westfield Financial coming to market at this time.

1.	Financial Condition

The financial condition of an institution is an important determinant in pro forma market value, because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Company’s and the Peer Group’s financial strength are noted as follows:

•	Overall A/L Composition. The Company’s asset composition includes a lower proportion of loans overall, with Westfield Financial’s loan portfolio reflecting greater diversification in the area of commercial lending (the combined total of commercial/multi-family mortgage and C&I loans exceeding the Peer Group average). Comparatively, the Peer Group was more actively involved in 1-4 family mortgage lending. Notwithstanding the greater emphasis on higher yielding commercial loans, the Company’s net interest income ratio is below the Peer Group which may likely be attributable to the Company’s lower level of loans overall. Westfield Financial’s funding composition reflected a modestly higher level of deposits and a lower level of borrowings than the comparable Peer Group ratios. Overall, as a percent of assets, the Company maintained a slightly lower level of interest-earning assets and a lower level of interest-bearing liabilities compared to the Peer Group, which provided for a higher IEA/IBL ratio for the Company.

•	Credit Quality. In comparison to the Peer Group, the Company maintained slightly higher ratios of non-performing assets/total assets and non-performing loans/loans. At the same time, the ratio of NPAs/assets and non-performing loans/loans are below the average for all publicly traded thrifts, indicative that the Company has maintained generally strong credit quality ratios. Loss reserves maintained as a percent of total loans were higher for the Company and the greater emphasis on higher risk commercial lending suggest that the reserve coverage ratios in comparison to the Peer Group are appropriate. In this regard, the Company’s credit risk profile has increased over the last couple of years with the more active commercial mortgage and C&I lending activity, many of which involve relatively large loan relationships.

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•	Balance Sheet Liquidity. The Company currently maintains a higher ratio of cash, investments and MBS. At the same time, the largest segment of the Company’s portfolio is classified as HTM, thereby restricting their sale. The Company’s borrowing capacity is considered to be slightly greater than the Peer Group’s, in light of the lower level of borrowings maintained by the Company. The infusion of the Offering proceeds will initially increase the Company’s level of liquid assets pending investment into loans and other longer-term investments.

•	Funding Liabilities. Retail deposits served as the primary interest-bearing source of funds for the Company and the Peer Group, with the Company maintaining a higher deposits-to-assets ratio than the Peer Group. Comparatively, the Peer Group’s funding composition reflected slightly higher utilization of borrowings than the Company. In total, the Company maintained a lower level of interest-bearing liabilities than the Peer Group and the Company’s cost of funds was below the cost of the Peer Group’s interest-bearing liabilities. Following the stock offering, the infusion of stock proceeds can be expected to support an increase in the Company’s capital ratio and a resulting decline in the level of interest-bearing liabilities maintained as a percent of assets.

•	Capital. The Company operates with a higher pre-offering capital ratio than the Peer Group, 14.1% and 11.9% of assets, respectively. Accordingly, following the Second Step Conversion offering, the difference between the Company’s and the Peer Group’s equity-to-assets ratio will become more significant. Westfield Financial’s higher pro forma capital position implies greater leverage capacity, lower dependence on interest-bearing liabilities to fund assets and a greater capacity to absorb unanticipated losses. At the same time, the Company’s higher pro forma capital position will depress its return on equity.

On balance, Westfield Financial’s balance sheet strength was considered to be more favorable than the Peer Group’s, as implied by the Company’s more favorable overall asset/liability composition, taking into account the composition of funding liabilities and relative credit quality and overall capital strength. Accordingly, a slight upward adjustment was determined to be appropriate for the Company’s financial condition.

2.	Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution’s earnings stream and the prospects and ability to generate future earnings heavily influence the multiple the investment community will pay for earnings. The major factors considered in the valuation are described below.

•	Reported Earnings. The Company reported modestly higher profitability in terms of its ROA in comparison to the Peer Group average for the most recent 12 months, primarily reflecting higher non-operating expenses for the Peer Group. Reinvestment of stock proceeds into interest-earning assets will serve to increase the Company’s earnings on an ROAA basis. At the same time, the Company will incur additional expenses related to the stock benefit plans that will be implemented in connection with the Offering (4.0% ESOP and 3.39% RRP).

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•	Core Earnings. Non-operating items were higher for the Peer Group reflecting the impact of net non-recurring expenses equal to 0.12% of average assets. Excluding such expenses on an after tax basis, the Peer Group’s core ROA of 0.73% compared more closely to the Company’s ROA equal to 0.72%.

•	Interest Rate Risk. Quarterly changes in the Company’s and the Peer Group’s net interest income to average assets ratios indicated a relatively similar degree of volatility was associated with the Company’s net interest margin. Westfield Financial’s capital ratios were favorable even on a pre-Offering basis while the IEA/IBL ratios and level of non-interest earning assets will improve with the infusion of the Second Step Conversion proceeds.

•	Credit Risk. Loan loss provisions were a comparable factor in the Company’s and the Peer Group’s earnings (0.06% of average assets versus 0.04% for the Peer Group) and chargeoffs have been modest for both. The ratio of NPAs/Assets was above the Peer Group average but comparatively modest in relation to the average for all publicly-traded savings institutions. The ratio of reserves to loans was above the Peer Group average reflecting the higher credit risk exposure inherent in the Company’s commercial loan portfolio. Importantly, while growth of the loan portfolio has been limited for Westfield Financial, the portfolio reflects strong growth in the area of commercial mortgage and C&I lending, many of which involve relatively large loan relationships. The strong growth in high risk-weight commercial loans (i.e., limited seasoning) coupled with the large size of the relationships may pose a higher risk profile than suggested by the current non-performing data.

•	Earnings Growth Potential. Several factors were considered in assessing earnings growth potential. First, the infusion of stock proceeds will increase the Company’s earnings growth potential with respect to leverage capacity and providing the Company with additional liquidity for purposes of funding loan growth. Second, opportunities to increase earnings through loan and deposit growth are considered to be slightly less favorable based on the demographic and economic trends prevailing in Hampden County versus the Peer Group’s markets (i.e., reflecting its markets comparatively modest income levels and high unemployment rate). The Company will be seeking to expand on a retail basis following the offering and the strengthened pro forma capital position will support such efforts.

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•	Return on Equity. The Company’s pro forma capital position will exceed the Peer Group average. Thus, notwithstanding its modestly higher pro forma ROA, the Company’s pro forma core ROE is anticipated to be lower than the Peer Group average.

Overall, we concluded that no adjustment for profitability, growth and viability of earnings was appropriate, in view of Westfield Financial higher ROA and lower pro forma ROE, as well as the factors relating to the Company’s credit risk and interest rate exposure and earnings growth potential.

3.	Asset Growth

Westfield Financial experienced modest asset growth of 1.95% during the most recent twelve month period, versus a 4.77% asset growth rate posted by the Peer Group based on the average. As described in Section III, the Company’s comparatively modest growth is reflective of the intent to focus efforts on first restructuring the portfolio through expansion of commercial lending rather than merely focusing on growth of total assets. The Peer Group’s asset growth was realized through loan growth as the balance of cash and investments was relatively unchanged. The Company will realize a significant increase in its pro forma capital position from the infusion of stock proceeds, which will provide Westfield Financial with greater leverage capacity than currently maintained by the Peer Group. Accordingly, on balance, we believe a slight upward valuation adjustment was warranted for this factor.

4.	Primary Market Area

The general condition of an institution’s market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. The Company’s primary market area is in the Pioneer Valley region of western Massachusetts, and all ten retail banking offices are located in Hampden County. The region served by the Company’s branches continues to transform from a manufacturing based economy to a more services oriented economic base. The moderate economic growth in the primary market area has provided for slow growth demographic trends.

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In general the Peer Group companies also operate in slow growth markets which are generally similar to those served by the Company Hampden County’s population increased at a moderate pace during the first five years of this decade, with additional modest population growth projected over the next five years (see Table 4.1). [Table 4.1 is omitted. It has been filed in paper.] Historical population growth rates for Hampden County were modestly below the average of the Peer Group’s market areas while projected future growth rates slightly exceed the Peer Group average.

Per capita income measures for Hampden County were substantially lower than the comparable measures for Massachusetts as well as in comparison to the median and average income measures for the Peer Group’s markets. The comparatively lower income levels are reflective of the Company’s market outside of a major metropolitan area such as Boston. The comparatively less dynamic market is also reflected in the relatively high unemployment rate for Hampden County of 5.4%, which is above the average for the Peer Group’s markets of 4.0%.

In general, with several exceptions, the Peer Group companies operate in large urban and suburban markets in southern New England, with the majority located in eastern Massachusetts in the Boston metropolitan area. Given the selection criteria which emphasized institutions with $200 to $2.5 billion of total assets, the Peer Group institutions necessarily hold a relatively small market share of their respective markets overall. Thus, the Company’s deposit market share of 8.4% of the Hampden County deposit market falls between the average and median ratios for the Peer Group companies.

On balance, we concluded that a slight downward adjustment was appropriate for the Company market area in comparison to the Peer Group’s markets.

5.	Dividends

Westfield Financial has indicated its intention to pay dividends in an amount such that current minority shareholders of Westfield Financial will continue to receive the same total cash dividend payment, with the per share dividend amount adjusted for the exchange ratio in the conversion. At the current midpoint valuation, the annual dividend payment would equal $0.22

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per share and provide a yield of 2.2% based on the $10.00 per share initial offering price (i.e., reflects the stated intent to maintain the current dividend of $0.60 per share adjusted for the exchange ratio to minority shareholders). However, future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

All ten of the Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 0.9% to 3.4%. The average dividend yield on the stocks of the Peer Group institutions was 1.6% as of August 4, 2006, representing an average payout ratio of 23.5% of core earnings. As of August 4, 2006, approximately 85% of all publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1) exhibiting an average yield of 2.2% and an average payout ratio of 32.5% of core earnings. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

The Company’s indicated dividend policy provides for a modestly higher yield as maintained by the Peer Group. While the Company’s implied payout ratio of 65% of core pro forma core earnings at the midpoint is well above the Peer Group’s payout ratio, the Company’s ability to maintain a higher payout ratio is supported by its higher pro forma equity to-assets ratio equal to 26.5% at the midpoint compared to 11.9% for the Peer Group. Accordingly, on balance, we concluded that no adjustment was warranted for purposes of the Company’s dividend policy.

6.	Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. All 10 of the Peer Group companies trade on the NASDAQ system. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $26.1 million to $807.4 million as of August 4, 2006, with average and median market values of $96.2 million and $182.6 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 1.6 million to

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61.6 million, with average and median shares outstanding equaling 10.7 million and 4.4 million, respectively. The Company’s pro forma market value and shares outstanding for the Company will be in the upper end of the Peer Group range, and will exceed the Peer Group average and median. Accordingly, we anticipate that the liquidity in the Company’s stock will be modestly greater relative to the Peer Group companies’ stocks and have applied a slight upward adjustment for this factor.

7.	Marketing of the Issue

We believe that four separate markets need to be considered for thrift stocks such as the Company coming to market: (1) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted publicly-held company and stock trading history; (3) the thrift acquisition market for thrift and bank franchises in Massachusetts; and (4) the market for the public stock of the Company. All of these markets were considered in the valuation of the Company’s to-be-issued stock.

A.	The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed over the past year. The broader stock market staged a rally at the start of the third quarter of 2005, as investors reacted favorably to falling oil prices and job growth reflected in the June employment data. Favorable inflation data for June and some

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positive third quarter earnings reports sustained the rally into the latter part of July. Stocks posted further gains in early-August on optimism about the economy, corporate profits and interest rates. Concerns that rising oil prices would reduce consumer spending and hurt corporate earnings produced a downward trend in the stock market during the second half of August, with the Dow Jones Industrial Average (“DJIA”) posting a 1.5% loss for the month of August. The stock market showed resiliency in the aftermath of Hurricane Katrina, as oil prices fell following the Energy Department’s decision to release some of the Strategic Petroleum Reserve. Lower oil prices and an upbeat report from the Federal Reserve that showed the economy kept growing in July and August helped to extend the rebound in the stock market heading into mid-September. The rebound in the broader stock market paused in mid-September, as Hurricane Rita, higher oil prices and a quarter point rate increase by the Federal Reserve contributed to the DJIA posting its worst weekly loss in three months for the trading week ending September 23rd. Stocks rebounded mildly at the close of the third quarter, which helped the DJIA to a 2.9% gain for the third quarter.

Inflation fears pushed stocks lower at the start of the fourth quarter of 2005, as comments from the Federal Reserve suggested that the central bank was worried about inflation and was likely to keep raising rates. The DJIA dropped to a five-month low in mid-October, reflecting concerns that high oil prices would depress consumer spending. Mixed results for third quarter earnings and inflation worries translated into an uneven trading market through the end of October. Optimism that a strong economy would produce a year-end rally provided a lift to the broader stock market in early-November. Lower bond yields and oil prices helped to extend the rally through mid-November. The DJIA approached a four and one-half year high in late-November, as the Federal Reserve hinted that the cycle of rate increases could be approaching an end. Stocks fluctuated in first half of December, as strong economic news and higher oil prices renewed concerns about inflation and rising interest rates. Acquisitions in the technology and pharmaceutical industries, along with some positive economic news showing a dip in unemployment claims and strong third quarter GDP growth, provided a boost to the broader stock market heading into late-December. However, the gains were not sustained through the end of the year, as higher oil prices, inflation concerns and the inversion of the yield curve pulled stocks lower in late-December.

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The broader stock market rallied higher at the start of 2006 on indications that the Federal Reserve was nearing an end to the current cycle of rate increases. In the second week of January, the DJIA closed above 11000 for the first time since before September 11, 2001. Higher oil prices, some disappointing fourth quarter earnings and worries about Iran pushed stocks lower in mid-January, which was followed by a rebound in the broader stock market in late-January. The late-January gains were supported by some favorable fourth quarter earnings and economic news showing strong December orders for durable goods and lower than expected unemployment. Mixed reaction to some fourth quarter earnings reports and concerns about the housing market cooling off provided for a choppy market during the first half of February. Some favorable economic data, which included a surge in January retail sales and only a slight rise in core consumer prices for January, supported gains in the broader stock market heading into late-February. Major indexes approached multi-year highs in late-February, before faltering at the end of February on economic data showing a decline in consumer confidence and the housing market slowing down. However, in early-March 2006, stocks trended lower on concerns that rising global interest rates would hurt corporate profits. Stocks rebounded in mid-March, as economic data showing steady economic growth and little consumer inflation helped to lift the DJIA to a four and one-half year high. Consumer prices rose just 0.1% in February, while job growth and housing construction were both stronger than expected in February. Stocks trended lower at the close of the first quarter on interest rate worries, as the Federal Reserve lifted rates another quarter point and hinted at more increases to come.

The broader stock market traded up at the start of the second quarter of 2006, reflecting optimism about first quarter earnings and that tame inflation would bring an end to rate increases by the Federal Reserve. Higher oil prices curbed the positive trend in stocks during mid-April, which was followed by the biggest gain of the year for the DJIA. The release of the minutes from the Federal Reserve’s March meeting, which signaled that the Federal Reserve was about to stop raising rates served as the catalyst to the rally. Stocks generally edged higher through the end of April, as investors focused on strong first quarter earnings reports by a number of blue chip stocks. However, the positive trend was somewhat subdued by new inflation fears resulting from strong economic reports for March. Lower oil prices and a strong retail sales report for April helped to lift the DJIA to a six year high in early-May. Stocks traded

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flat on news of another rate increase by the Federal Reserve, which was followed by a sharp sell-off in mid-May as a larger than expected rise in April consumer prices sparked inflation fears. An upward revision to first quarter GDP growth provided a boost to stocks heading into late-May, but the rally was cut short as a drop in consumer-confidence numbers for May and concerns of slower economic growth hurting corporate profits spurred another sell-off in late-May. Despite closing up on the last day of May, the month of May was the worst monthly performance for the DJIA in eleven months.

The down turn in the broader stock market continued during the first part of June 2006, as stocks tumbled after an inflation warning by the Federal Reserve Chairman stoked fears of future rate increases. Ongoing concerns about inflation and higher interest rates extended the pullback in stock heading into late-June. However, stocks surged higher following the Federal Reserve meeting at the end of June, based on indications that the Federal Reserve was considering the possibility of taking a pause from the current cycle of rate increases. Stocks tumbled through the first half of July, with major indices falling sharply the week ended July 14th over rising Mideast tensions which also caused the price of oil to surge upward to record levels approaching $77 per barrel. The market trended upward in the latter half of July as the estimated second quarter GDP growth came in at 2.5%, well below the consensus estimate of 3.2% which prompted many market observers to conclude that growth was slow enough for the Federal Reserve to stop lifting interest rates. The market moved sideways through the first week of August as Mideast fighting continued and as conflicting data over the future direction of the economy and inflation continued to be reported. On August 4, 2006, the DJIA closed at 11240.35, an increase of 4.9% for the year and 6.5% over the last twelve months. Comparatively, the NASDAQ closed at 2085.05 on August 4, 2006, a decrease of 5.5% for the year and 4.3% over the last twelve months, while the S&P 500 closed at 1279.36, an increase of 2.5% for the year and 4.3% over the last twelve months.

The market for thrift stocks has been mixed during the past twelve months, but, in general, thrift stocks have outperformed the broader market during the past year. Strength in the broader stock market and some positive second quarter earnings reports in the thrift sector supported a positive trend in thrift stocks at the beginning of the third quarter of 2005. Thrift stocks settled into a narrow trading range in late-July and early-August, as higher short-term

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interest rates provided for further flattening of the Treasury yield curve. Weakness in the broader market combined with a flatter yield curved pressured thrift stocks lower in mid- and late-August. Similar to the broader market, the market for thrift issues showed mixed results in early-September amid ongoing concerns about the long-term economic impact of Hurricane Katrina. Strength in the broader market and speculation of the Federal Reserve taking a pause in increasing rates supported a mild rally in thrift stocks going into mid-September. Likewise, thrift issues sold off in conjunction with the broader stock market going into late-September, as investors reacted negatively to the Federal Reserve hiking interest rates by another quarter point and the threat of Hurricane Rita hurting energy production. In contrast to the rebound in the broader stock market, thrift issues continued their slide at the end of the third quarter as a sharp decline in September consumer confidence weighed heavily on the thrift sector.

Thrift stocks retreated further at the beginning of the fourth quarter of 2005 on concerns about higher interest rates and inflation. Mixed earnings reports and shareholder activism at Sovereign Bancorp produced a choppy trading market for the thrift sector heading into late-October. Some positive macroeconomic news, which included a rise in consumer spending, helped to initiate a rally in thrift stocks at the end of October. Strength in the broader stock market and merger speculation helped to fuel gains for thrift stocks through much of November. Overall, the SNL Index for all publicly-traded thrifts registered a 3.6% increase during November. Thrift issues generally eased lower during early-December, reflecting concerns about higher interest rates and the strength of the housing market. Signals from the Federal Reserve that it could stop raising rates sometime in 2006 and easing inflation fears on lower than expected revised third quarter GDP growth lifted thrift stocks going into late-December. However, weakness in the broader market and an inverted yield curve pressured thrift stocks lower at year end.

Thrift stocks participated in the broader stock market rally at the beginning of the New Year, as interest rate sensitive issues benefited from news that rate increases by the Federal Reserve may be nearing an end. Thrift stocks continued to parallel the broader market in mid-January, as the sector traded down following some disappointing fourth quarter earnings caused by net interest margin pressure. Short covering and a slight improvement in the yield curve provided for a brief rebound in thrift stocks in late-January 2006, followed by a downward move

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in the sector at the end of January as investors anticipated another rate hike by the Federal Reserve. The downward trend in thrift stocks continued through mid-February, reflecting concerns that valuations were too high in light of a number of thrift issues experiencing a weaker earnings outlook due to spread compression resulting from the inverted yield curve. Thrift stocks strengthened along with the broader market heading into late-February, as mortgage lenders benefited from inflation data that showed only a small rise in core consumer prices for January and news that housing starts surged in January. Comparatively, reports of declining home sales, lower consumer confidence and higher oil prices depressed thrift stocks at the end of February and the first week of March. Thrifts stocks rebounded in conjunction with the broader market in mid-March 2006, as interest rate sensitive issues benefited from tame inflation data reflected in the February consumer price index. The proposed acquisition of North Fork Bancorp by Capital One helped to further the advance in thrift and bank stocks, particularly in the Northeast. Higher interest rates pushed thrift stocks lower in late-March, particularly after the Federal Reserve increased rates another quarter point and indicated that more rate increases were likely.

Thrift issues traded in a narrow range during the first half of April 2006, in which mixed earnings reports and concerns about interest rates and inflation provided for an uneven trading market. Thrift stocks spiked higher in conjunction with the broader market heading in to the second half of April, as investors reacted favorably to news that the Federal Reserve was contemplating an end to rate increases during its March meeting. The rally in thrift stocks was short-lived, with renewed concerns about interest rates and inflation providing for a modest pull back in thrift stocks during late-April. However, thrift stocks rebounded at the end of April, as comments from the Federal Reserve Chairman fueled speculation that the current cycle of Federal Reserve rate hikes may be nearing an end.

Strength in the broader market and Wachovia Corp.’s announced deal to acquire Golden West Financial Corp. sustained a rally in thrift stocks during early-May. Higher interest rates, weakness in the broader market and a drop in consumer confidence pushed thrift stocks lower in mid-May. Inflation fears continued the slide in thrift stocks into late-May. Thrift stocks closed out May advancing in conjunction with the broader market. Inflation fears, sparked by comments from the Federal Reserve Chairman, pulled thrift stocks lower along with the broader

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market in early-June. Acquisition speculation helped thrift stocks to stabilize ahead of the broader market heading into mid-June. Interest rate concerns weighed on thrift stocks in mid-June, although thrift stocks moved higher following comments from the Federal Reserve Chairman that eased inflationary concerns. Thrift stocks traded in a narrow range ahead of the Federal Reserve meeting in late-June and then rallied strongly following statements from the Federal Reserve that hinted at the possibility of taking a break from raising interest rates further.

Thrift stock pricing continued to show little change through the month of July reflecting the challenging interest rate environment posed by the flat yield curve and uncertainty regarding the Federal Reserve’s future intentions. On August 4, 2006, the SNL Index for all publicly-traded thrifts closed at 1720.1, an increase of 6.9% from one year ago and an increase of 6.4% year-to-date.

B.	The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Bank’s pro forma market value. The new issue market, including the market for secondary offerings, is separate and distinct from the market for seasoned fully converted thrift stocks in that the pricing ratios for both converting issues and secondary stock issuances are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to tangible book value whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

The market for thrift issues has been relatively stable over the past several quarters, with most converting issues having successful offerings and reflecting modest price appreciation in

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initial trading activity. In general, investor interest in smaller offerings with resulting less liquid trading markets has been for the most not as strong compared to larger offerings with more liquid trading markets. As shown in Table 4.2, two standard and three mutual holding company offerings were competed during the past three months. [Table 4.2 is omitted. It has been filed in paper.] However, the three second-step conversion offerings are considered to be more relevant for our analysis. In general, second-step conversions tend to be priced (and trade in the aftermarket) at a higher P/B ratio than standard conversions. We believe investors take into consideration the generally more leveraged pro forma balance sheets of second-step companies, their track records as public companies prior to conversion, and their generally higher pro forma ROE measures relative to standard conversions in pricing their common stocks. All three offerings closed between the midpoints and maximums of their respective offering ranges at an average P/TB ratio of 107.7%. On average, the prices of these recent second step conversion offerings reflected price appreciation of 0.7% after the first week and a 0.9% decline after the first month of trading based on the average.

C.	The Acquisition Market

Also considered in the valuation was the potential impact on Westfield Financial’s stock price of recently completed and pending acquisitions of other savings institutions operating in Massachusetts. Also considered in the valuation was the potential impact on the Westfield Financial’s stock price of recently completed and pending acquisitions of other savings institutions operating in Massachusetts. As shown in Exhibit IV-4, there were thirteen Massachusetts thrift acquisitions completed from January 1, 2003 through year-to-date 2006 and there is one currently pending transaction. The recent acquisition activity involving Massachusetts savings institutions may imply a certain degree of acquisition speculation for the Company’s stock. To the extent that acquisition speculation may impact the Company’s offering, we have largely taken this into account in selecting companies for the Peer Group which operate in markets that have experienced a comparable level of acquisition activity as the Company’s market and, thus, are subject to the same type of acquisition speculation that may influence Westfield Financial’s stock. However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation in Westfield Financial’s stock would tend to be less compared to the stocks of the Peer Group companies.

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D.	Trading in Westfield Financial’s Stock

Since Westfield Financial’s minority stock currently trades under the symbol “WFD” on the American Stock Exchange, RP Financial also considered the recent trading activity in the valuation analysis. Westfield Financial had a total of 9,727,012 shares issued and outstanding at June 30, 2006, of which 4,119,612 shares were held by public shareholders and traded as public securities. As of August 4, 2006, the Company’s closing stock price was $28.30 per share. There are significant differences between the Company’s minority stock (currently being traded) and the conversion stock that will be issued by the Company. Such differences include different liquidity characteristics (the new conversion stock will be more liquid owing to larger number of public shares available to trade), a different return on equity for the conversion stock and dividend payments will be made on all shares outstanding; thereby, requiring a higher payout ratio to sustain the current level of dividends paid to non-MHC shareholders. Since the pro forma impact has not been publicly disseminated to date, it is appropriate to discount the current trading level. As the pro forma impact is made known publicly, the trading level will become more informative.

* * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for second-step conversions, the acquisition market and recent trading activity in the Company’s minority stock. Taking these factors and trends into account, RP Financial concluded that no adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8.	Management

Westfield Financial’s management team appears to have experience and expertise in all of the key areas of the Company’s operations. Exhibit IV-5 provides summary resumes of Westfield Financial’s Board of Directors and senior management. While the Company does not have the resources to develop a great deal of management depth, given its asset size and the impact it would have on operating expenses, management and the Board have been effective in implementing an operating strategy that can be well managed by the Company’s present

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organizational structure as indicated by the financial characteristics of the Company. Westfield Financial currently does not have any executive management positions that are vacant.

Similarly, the returns, capital positions, and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9.	Effect of Government Regulation and Regulatory Reform

In summary, as a fully-converted federally-insured institution, Westfield Financial will operate in substantially the same regulatory environment as the Peer Group members — all of whom are well capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Company’s pro forma regulatory capital ratios, while the Peer Group’s regulatory capital ratios were previously shown in Table 3.2. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Company’s pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	Slight Upward

Profitability, Growth and Viability of Earnings	No Adjustment

Asset Growth	Slight Upward

Primary Market Area	Slight Downward

Dividends	No Adjustment

Liquidity of the Shares	Slight Upward

Marketing of the Issue	No Adjustment

Management	No Adjustment

Effect of Government Regulations and Regulatory Reform	No Adjustment

RP® Financial, LC.

Page 4.19

Valuation Approaches

In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, including the fully-converted analysis described above, we considered the three key pricing ratios in valuing the Company’s to-be-issued stock – price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches — all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the Second Step Conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in Westfield Financial’s prospectus for offering expenses, reinvestment rate, effective tax rate and stock benefit plan assumptions (summarized in Exhibits IV-7 and IV-8).

RP Financial’s valuation placed an emphasis on the following:

•	P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given the similarities between the Company’s and the Peer Group’s operating strategies, earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, since reported earnings for both the Company and the Peer Group included certain non-recurring items, we also made adjustments to earnings to arrive at core earnings estimates for the Company and the Peer Group and resulting price/core earnings ratios.

•	P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of a public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a useful indicator of pro forma value, taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or “P/TB”), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

•

P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings-we have also given less weight to the assets approach. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case

RP® Financial, LC.

Page 4.20

of highly capitalized institutions, high P/A ratios may limit the investment community’s willingness to pay market multiples for earnings or book value when ROE is expected to be low.

•	Trading of Westfield Financial stock. Converting institutions generally do not have stock outstanding. Westfield Financial, however, has public shares outstanding due to the mutual holding company form of ownership. Since Westfield Financial is currently traded on the NASDAQ, it is an indicator of investor interest in the Company’s conversion stock and therefore received some weight in our valuation. Based on the August 4, 2006 stock price of $28.30 per share and the 9,727,012 shares of Westfield Financial stock outstanding, the Company’s implied market value of $275.3 million was considered in the valuation process. However, since the conversion stock will have different characteristics than the minority shares, and since pro forma information has not been publicly disseminated to date, the current trading price of Westfield Financial’s stock was somewhat discounted herein but will become more important towards the closing of the offering.

The Company has adopted Statement of Position (“SOP”) 93-6, which causes earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of SOP 93-6 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that, as of December 3, 2004, the aggregate pro forma market value of Westfield Financial’s conversion stock was $260,201,130 at the midpoint, equal to 26,020,113 shares at $10.00 per share. The midpoint and resulting valuation range is based on the sale of a 57.65% ownership interest to the public, which provides for a $150.0 million public offering at the midpoint value.

1. Price-to-Earnings (“P/E”). The application of the P/E valuation method requires calculating the Company’s pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The

RP® Financial, LC.

Page 4.21

Company’s reported earnings equaled $5.870 million for the twelve months ended June 30, 2006, which equaled core earnings as there were no readily identifiable non-operating income or expense items (Note: see Exhibit IV-9 details the adjustments applied to the Peer Group’s earnings in the calculation of core earnings).

Based on the Company’s reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Company’s pro forma reported and core P/E multiples at the $260.2 million midpoint value both equaled 28.42 times, which provided for premiums of 41.3% and 42.0% relative to the Peer Group’s average reported and core earnings multiples of 20.11 times and 20.02 times, respectively (see Table 4.3). [Table 4.3 is omitted. It has been filed in paper.]

2. Price-to-Book (“P/B”). The application of the P/B valuation method requires calculating the Company’s pro forma market value by applying a valuation P/B ratio, derived from the Peer Group’s P/B ratio, to the Company’s pro forma book value. In applying the P/B approach, we considered both reported book value and tangible book value. Based on the $260.2 million midpoint valuation, Westfield Financial’s pro forma P/B and P/TB ratios both equaled 102.28%. In comparison to the respective average P/B and P/TB ratios indicated for the Peer Group of 132.40% and 153.47%, the Company’s ratios both reflected discounts of 22.8% and 33.4%. At the top of the super range, the Company’s P/B and P/TB ratios equaled 115.19%. In comparison to the Peer Group’s average P/B and P/TB ratios, the Company’s P/B and P/TB ratios at the top of the super range reflected discounts of 13.0% and 24.9%, respectively.

3. Price-to-Assets (“P/A”). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company’s pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio computed herein. At the midpoint of the valuation range, Westfield Financial’s value equaled 27.19% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 15.37%, which implies a premium of 76.9% has been applied to the Company’s pro forma P/A ratio.

RP® Financial, LC.

Page 4.22

Comparison to Recent Offerings

As indicated at the beginning of this chapter, RP Financial’s analysis of recent conversion offering pricing characteristics at closing and in the aftermarket has been limited to a “technical” analysis and, thus, the pricing characteristics of recent conversion offerings can not be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals).

The three second-step conversion offerings completed in the past three months closed with pro forma P/TB ratios of 101.4% (Liberty Bancorp) and 109.4% (First Cloverleaf Financial Corp.) and 112.5% (Monadnock Bancorp) for an average P/TB of 107.7%. During their first week of trading as fully-converted companies, Liberty Bancorp’s and First Cloverleaf Financial Corp.’s stock prices had increased by 1.0% and 6.0% from their respective IPO prices while Monadnock Bancorp closed at 5% below its IPO price and was 13.6% below its IPO price as of August 4, 2006.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of August 4, 2006, the estimated aggregate pro forma market value of the Company, inclusive of the sale of the MHC’s ownership interest to the public shareholders was $260,201,130 at the midpoint. Based on this valuation and the approximate 57.65% ownership interest being sold in the public offering, the midpoint value of the Company’s stock offering is $150,000,000, equal to 15,000,000 shares at a per share value of $10.00. The resulting range of value pursuant to regulatory guidelines and the corresponding number of shares based on the Board approved $10.00 per share offering price is set forth below. The pro forma valuation calculations relative to the Peer Group are shown in Table 4.3 and are detailed in Exhibit IV-7 and Exhibit IV-8.

RP® Financial, LC.

Page 4.23

	Total Shares	Offering Shares	Exchange Shares Issued to the Public Shareholders	Exchange Ratio
				(x)
Shares
Supermaximum	34,411,599	19,837,500	14,574,099	3.53774
Maximum	29,923,130	17,250,000	12,673,130	3.07629
Midpoint	26,020,113	15,000,000	11,020,113	2.67504
Minimum	22,117,096	12,750,000	9,367,096	2.27378

Distribution of Shares
Supermaximum	100.00%	57.65%	42.35%
Maximum	100.00%	57.65%	42.35%
Midpoint	100.00%	57.65%	42.35%
Minimum	100.00%	57.65%	42.35%

Aggregate Market Value(1)
Supermaximum	$344,115,990	$198,375,000	$145,740,990
Maximum	299,231,300	172,500,000	126,731,300
Midpoint	260,201,130	150,000,000	110,201,130
Minimum	221,170,960	127,500,000	93,670,960

(1)	Based on offering price of $10.00 per share.

Establishment of the Exchange Ratio

OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares of Westfield Financial stock as a fully converted company. The Board of Directors of the MHC has independently determined the exchange ratio. The determined exchange ratio has been designed to preserve the current aggregate percentage ownership in Westfield Financial equal to 42.35% as of June 30, 2006. The exchange ratio to be received by the existing minority shareholders of Westfield Financial will be determined at the end of the offering, based on the total number of shares sold in the subscription and community offerings. Based upon this calculation, and the valuation conclusion and offering range concluded above, the exchange ratio would be 2.27378 shares, 2.67504 shares, 3.07629 shares and 3.53774 shares of newly issued shares of Westfield Financial stock for each share of stock held by the public shareholders at the minimum, midpoint, maximum and supermaximum of the offering range, respectively. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public stockholders or on the proposed exchange ratio.

[IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE EXHIBITS TO THIS PRO FORMA VALUATION REPORT HAVE BEEN FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.]

3040	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

August 31, 2006

Matthew Dyckman

Thacher Proffitt & Wood LLP

1700 Pennsylvania Avenue, NW

Suite 800

Washington, DC 20006

Re:	New Westfield Financial, Inc.
Incoming letter dated August 25, 2006

Dear Mr. Dyckman:

This letter is to inform you that your written request for a continuing hardship exemption; as provided in Rule 202 of Regulation S-T, has been

☒  Granted                        ☐  Denied

for the statistical information only of Exhibit 99.2, Valuation Appraisal Report to Form S-l. All written portions must be EDGARized. Please include the following notation at the top of your document, “In accordance with Rule 202 of Regulation S-T, this (specify document) is being filed in paper pursuant to a continuing hardship exemption” and also include a copy of this letter.

Sincerely,

/s/ S. Pilkeith
for Herbert D. Scholl
EDGAR and Information Analysis Division of Corporation Finance